AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2000
                      (FILE NOS. 333-86647 AND 811-09573).
================================================================================
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               ___________________

                                    FORM N-1A

[ ]            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[X]                         Pre-Effective Amendment No. 1
[ ]                        Post-Effective Amendment No.  __

                                     AND/OR

[ ]        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]                              Amendment No.  1
                               ___________________

                               LELAND FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

                        C/O ASB CAPITAL MANAGEMENT, INC.
                         1101 PENNSYLVANIA AVENUE, N.W.
                                    SUITE 300
                             WASHINGTON, D.C. 20004
                    (Address of Principal Executive Offices)
                               ___________________

                  REGISTRANT'S TELEPHONE NUMBER: (800) 544-8850

                       WALTER R. FATZINGER, JR., DIRECTOR
                               LELAND FUNDS, INC.
                        C/O ASB CAPITAL MANAGEMENT, INC.
                         1101 PENNSYLVANIA AVENUE, N.W.
                                    SUITE 300
                             WASHINGTON, D.C. 20004
                     (Name and Address of Agent for Service)

                                   COPIES TO:
                          THOMAS H. MCCORMICK, ESQUIRE
                           CECELIA A. CALABY, ESQUIRE
                                  SHAW PITTMAN
                               2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

Pursuant to Regulation 270.24f-2 under the Investment Company Act of 1940, the Registrant hereby elects to register an indefinite amount of units of its beneficial interests.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement becomes effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, may determine.

--------------------------------------------------------------------------------
================================================================================

[FRONT  COVER]
                               LELAND FUNDS, INC.

                               LELAND EQUITY FUND
                                LELAND BOND FUND
                          LELAND INTERMEDIATE BOND FUND
                      LELAND TWO-YEAR GOVERNMENT BOND FUND
                        LELAND SHORT-TERM INVESTMENT FUND

                               CLASS I AND CLASS N

                                   PROSPECTUS

                                [prospectus date]

AS WITH ANY MUTUAL FUND, THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT APPROVED OR DISAPPROVED THE FUNDS' SHARES OR DETERMINED WHETHER THIS PROSPECTUS IS ADEQUATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FUND SHARES ARE NOT DEPOSITS OF CHEVY CHASE BANK, F.S.B. ("CHEVY CHASE BANK") OR ANY OF ITS AFFILIATES. FUND SHARES ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE LELAND SHORT-TERM INVESTMENT FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THIS FUND. AN INVESTMENT IN A FUND INVOLVES CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                                TABLE OF CONTENTS


OVERVIEW  OF  THE  FUNDS. . . . . . . . . . . . . . . . . . . . . . . . . . . 1
     The  Equity  and  Bond  Funds. . . . . . . . . . . . . . . . . . . . . . 1
     The  Money  Market  Fund . . . . . . . . . . . . . . . . . . . . . . . . 1
     The  Funds'  Investment  Objectives  and  Principal  Strategies. . . . . 2
     Principal  Risks  of  Investing  in  the  Funds. . . . . . . . . . . . . 2
PRIOR PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . 4
FEES  AND  EXPENSES  OF  THE  FUNDS . . . . . . . . . . . . . . . . . . . . . 4
     Shareholder  Transaction  Fees . . . . . . . . . . . . . . . . . . . . . 4
     Annual  Fund  Operating  Expenses. . . . . . . . . . . . . . . . . . . . 4
     Example. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
INVESTMENT  OBJECTIVES, PRINCIPAL STRATEGIES AND IMPORTANT RISKS. . . . . . . 6
     The  Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     General  Investment  Risks . . . . . . . . . . . . . . . . . . . . . . . 12
     Investment  Practices  and  Related  Risks . . . . . . . . . . . . . . . 13
ORGANIZATION  AND  MANAGEMENT  OF  THE  FUNDS . . . . . . . . . . . . . . . . 15
     Investment  Adviser. . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     Administrator. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     Distributor. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     Shareholder  Servicing  Plan . . . . . . . . . . . . . . . . . . . . . . 15
SHAREHOLDER  INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     How  to  Buy  and  Sell  Shares. . . . . . . . . . . . . . . . . . . . . 15
     Other  Shareholder  Services  and  Account  Policies . . . . . . . . . . 18
     Dividends  and  Capital  Gains  Distributions. . . . . . . . . . . . . . 20
     Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     Where to go for Additional Information about the Funds . . . Back Cover Obtaining Information from the Securities and  Exchange  Commission . . . . . . . . . . . . . . . . . . .  Back Cover

                              OVERVIEW OF THE FUNDS

Each Leland fund (each a "Fund" and, collectively, the "Funds") is a separate portfolio of Leland Funds, Inc., ("Leland"), an open-end management investment company, and has its own investment objectives which it pursues through separate investment strategies. The difference in objectives and strategies among the Funds affects the degree of risk and potential return of each Fund.


THE  EQUITY  AND  BOND  FUNDS

The Leland Equity Fund, the Leland Bond Fund, the Leland Intermediate Bond Fund and the Leland Two-Year Government Bond Fund are actively managed funds.
Actively managed funds are managed by investment advisers who buy and sell securities based on research and analysis in an attempt to outperform a particular benchmark or a combination of benchmarks.

THE  MONEY  MARKET  FUND

The Leland Short-Term Investment Fund is a money market fund. Money market funds invest in short-term, high-grade securities, such as commercial paper, bankers' acceptances, repurchase agreements, government securities and certificates of deposit ("CDs"). Money market funds limit the average maturity of their portfolio to 90 days or less. They seek to generate monthly income and to maintain a constant net asset value of $1.00 per share.



THE  FUNDS'  INVESTMENT  OBJECTIVES  AND  PRINCIPAL  STRATEGIES

THE  EQUITY  AND  BOND  FUNDS
==============================================================================================================
FUND                                OBJECTIVE                                 PRINCIPAL STRATEGY
==============================================================================================================
LELAND EQUITY FUND  Seeks to achieve a total return that        We invest primarily in equity securities of
                    exceeds that of the Russell 1000 Value      large- and medium-capitalization
                    Index over a full market cycle.  A full     companies.  We invest in a well-diversified
                    market cycle refers to a multi-year period  portfolio of equity securities that we believe
                    (typically 3 to 5 years) that encompasses   are undervalued but have good prospects for
                    a phase of economic growth followed by      improving their future earnings and
                    a period of economic contraction.           profitability.
==============================================================================================================
LELAND BOND FUND    Seeks to achieve a total return exceeding   We invest primarily in government notes
                    the Lehman Brothers Aggregate Bond          and bonds, mortgage-backed securities
                    Index.                                      issued by a U.S. Government Agency or
                                                                government-sponsored enterprises, and also
                                                                investment-grade corporate bonds.  When
                                                                making our investments, we adjust the
                                                                proportion of long-term and short-term
                                                                bonds in our portfolio based on our forecast
                                                                of interest rates and our judgment of the
                                                                differences in interest rates for different
                                                                terms of bonds.  We adjust the proportion of
                                                                U.S. Government, corporate and mortgage-
                                                                backed securities in our portfolio based on
                                                                our judgment of the valuation of those
                                                                sectors of the bond market.
==============================================================================================================


THE FUNDS' INVESTMENT OBJECTIVES AND PRINCIPAL STRATEGIES (CONT'D)

THE EQUITY AND BOND FUNDS

FUND                                  OBJECTIVE                              PRINCIPAL STRATEGY
=============================================================================================================

LELAND INTERMEDIATE   Seeks to achieve a total return exceeding  We invest primarily in intermediate-term
BOND FUND             the Lehman Brothers                        government notes and bonds, mortgage-
                      Government/Corporate Intermediate          backed securities issued by a U.S.
                      Bond Index.                                Government Agency or government-
                                                                 sponsored enterprise, and also investment-
                                                                 grade corporate bonds.  We maintain the
                                                                 average maturity of our portfolio between 3
                                                                 and 8 years.
=============================================================================================================

LELAND TWO-YEAR       Seeks to outperform over time a blended,   We invest in U.S. Treasury, Agency and
GOVERNMENT BOND FUND  50/50-weighted index of the Salomon        government-sponsored enterprise securities
                      Smith Barney 1-3 Year Government Index     that mature within 2 years.
                      And the IBC Money Fund - All Taxable
                      Average Index.
=============================================================================================================


THE  MONEY  MARKET  FUND

=============================================================================================================
FUND                             OBJECTIVE                             PRINCIPAL STRATEGY
=============================================================================================================
LELAND SHORT-TERM  Seeks to provide high current income,  We invest in high-quality, short-term
INVESTMENT FUND    safety of principal and liquidity.     securities with maturities of 1 year or less.
                                                          We maintain an average dollar-weighted
                                                          portfolio maturity of 90 days or less.
=============================================================================================================

PRINCIPAL  RISKS  OF  INVESTING  IN  THE  FUNDS

This section summarizes important risks that are common to all of the Funds described in this Prospectus and important risks that relate specifically to particular Funds. Both are important to your investment choice. Additional information about these and other risks is included in the individual Fund Descriptions later in this Prospectus and under "General Investment Risks" beginning on page __.

Risks  FOR  THE  FUNDS

================================================================================
FUND INVESTING IN   -    The Equity  Fund's  total  return,  like  stock  prices
EQUITY  SECURITIES       generally,  will fluctuate  within a wide range, so you
                         could lose money over short or even long periods.

LELAND EQUITY FUND - The Equity Fund is also subject to investment style (the "Equity Fund") risk, which is the risk that returns from stocks comprising the Fund's portfolio will trail returns from other asset classes or the overall stock market.

                    - Because the equity fund invests in equity securities that appear undervalued, there is the risk that the market will not recognize a security's intrinsic value for a long time, or that an equity security judged to be undervalued may actually be appropriately priced.
================================================================================

PRINCIPAL  RISKS  OF  INVESTING  IN  THE  FUNDS  (CONT'D)

RISKS  FOR  THE  FUNDS

================================================================================

FUNDS INVESTING IN  -    Each Bond Fund is subject to interest rate risk,  which
 DEBT SECURITIES         is the risk that bond prices  overall will decline over
                         short or even long periods due to rising interest rates.

 LELAND BOND FUND - Each Bond Fund is subject to call risk, which is the LELAND INTERMEDIATE risk that an issuer of a bond will redeem the bond
  BOND FUND              before its  maturity  date. A Fund which is invested in
 LELAND TWO-YEAR         the  redeemed  bond may have to reinvest  the  proceeds
  GOVERNMENT BOND        from the issuer at lower market rates.
  FUND
 (the "Bond Funds") -    Each Bond Fund is subject to income risk,  which is the
                         risk that falling interest rates will cause a Fund's income to decline. Income risk is generally higher for short-term bonds, and lower for long-term bonds.

                    - Each Bond Fund is subject to credit risk, which is the risk that a bond issuer will fail to pay interest and principal in a timely manner, reducing the Fund's return.

                    - Each Bond Fund is subject to prepayment risk, which is the risk that during periods of falling interest rates, a mortgage-backed bond issuer will repay a higher-yielding bond before its maturity date. Forced to invest the unanticipated proceeds at lower rates, a Bond Fund would experience a decline in income and lose the opportunity for additional price appreciation associated with falling rates.

                    - Each Bond Fund is subject to extension risk, which is the risk that during periods of rising interest rates, issuers may pay off certain types of mortgage-backed securities more slowly than originally anticipated, which causes the value of these securities to fall.

                    - Each Bond Fund is subject to event risk, which is the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers, or similar events, which may be financed by increased debt. As a result of the added debt, the credit quality and market value of a company's bonds may decline significantly.

                    - Each Bond Fund may invest a portion of its assets in U.S. Government obligations. The U.S. Government does not guarantee the market value or current yield of its obligations. Not all U.S. Government obligations are backed by the full faith and credit of the U.S. Government.

================================================================================

MONEY MARKET FUND   -    Although  this Fund seeks to preserve the value of your
                         investment  at $1.00 per share,  it is possible to lose
Leland Short-term        money by investing in this Fund.
  Investment
================================================================================

                          PRIOR PERFORMANCE INFORMATION

As of the date of this prospectus, the Funds have not yet commenced operations and do not have performance histories.

                         FEES AND EXPENSES OF THE FUNDS

This information is designed to help you understand the fees and expenses that you may pay if you buy and hold shares of the funds.

SHAREHOLDER  TRANSACTION  FEES  (FEES  PAID  DIRECTLY  FROM  YOUR  INVESTMENT)

As  a shareholder of a Fund, you will pay no fees directly from your investment.

ANNUAL  FUND  OPERATING  EXPENSES  (EXPENSES  DEDUCTED  FROM  FUND  ASSETS)

                                                                                Leland         Leland Two-Year
THE EQUITY AND                       Leland Equity        Leland Bond     Intermediate Bond    Government Bond
  BOND  FUNDS                            Fund                Fund                Fund               Fund
                                         ----                ----                ----               ----

                                  Class N   Class I   Class N   Class I   Class N   Class I   Class N   Class I
                                  --------  --------  --------  --------  --------  --------  --------  --------
Management Fees                     [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%

Distribution and Service (12b-1)    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%
Fees

Other Expenses/1/                   [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%

Total Operating Expenses            [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%    [   ]%


                                       Leland Short-Term
                                           Investment
THE MONEY MARKET FUND                         Fund
                                              ----

                                       Class N   Class I
                                       --------  --------
Management Fees                          [   ]%    [   ]%

Distribution and Service (12b-1) Fees    [   ]%    [   ]%

Other Expenses/1/                        [   ]%    [   ]%

Total Operating Expenses                 [   ]%    [   ]%


/1/ "Other Expenses" are based on estimated amounts for the current fiscal year.

FEES  AND  EXPENSES  OF  THE  FUNDS  (CONT'D)

EXAMPLE

THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN A FUND WITH THE COST OF INVESTING IN OTHER MUTUAL FUNDS.

THE EXAMPLE ASSUMES THAT YOU INVEST $10,000 IN A FUND FOR THE TIME PERIODS INDICATED AND THEN REDEEM ALL OF YOUR SHARES AT THE END OF THOSE PERIODS. THE EXAMPLE ALSO ASSUMES THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND THAT THE OPERATING EXPENSES OF THE RELEVANT FUND REMAIN THE SAME. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS YOUR COSTS WOULD BE:


                                                           Leland       Leland Two-Year
THE EQUITY AND     Leland Equity     Leland Bond     Intermediate Bond  Government Bond
BOND FUNDS             Fund              Fund              Fund              Fund
                       ----              ----              ----              ----

                 Class N  Class I  Class N  Class I  Class N  Class I  Class N  Class I
                 -------  -------  -------  -------  -------  -------  -------  -------
1 YEAR            [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]

3 YEARS           [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]


                           Leland Short-Term
                               Investment
                                  Fund
                                  ----

THE MONEY MARKET FUND       Class N  Class I
                            -------  -------
1 YEAR                       [   ]    [   ]

3 YEARS                      [   ]    [   ]


YOU  WOULD  PAY  THE  FOLLOWING  EXPENSES  IF  YOU  DID  NOT REDEEM YOUR SHARES:

                                                           Leland       Leland Two-Year
THE EQUITY AND     Leland Equity     Leland Bond     Intermediate Bond  Government Bond
BOND FUNDS             Fund              Fund              Fund              Fund
                       ----              ----              ----              ----

                 Class N  Class I  Class N  Class I  Class N  Class I  Class N  Class I
                 -------  -------  -------  -------  -------  -------  -------  -------
1 YEAR            [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]

3 YEARS           [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]    [   ]


                           Leland Short-Term
                               Investment
                                  Fund
                                  ----

THE MONEY MARKET FUND       Class N  Class I
                            -------  -------
1 YEAR                       [   ]    [   ]

3 YEARS                      [   ]    [   ]


         INVESTMENT OBJECTIVES, PRINCIPAL STRATEGIES AND IMPORTANT RISKS

The summary information on the previous pages is designed to provide you with an overview of each Fund. The sections that follow provide more detailed information about the investments and management of each Fund.

IMPORTANT  INFORMATION  YOU  SHOULD  LOOK  FOR:

INVESTMENT  OBJECTIVE  AND  PRINCIPAL  STRATEGY

What is the Fund trying to achieve? How do we intend to invest your money? What makes a Fund different from the other Funds offered in this Prospectus?

IMPORTANT  RISK  FACTORS

What are the key risk factors for the Fund? They include the principal risk factors listed for the Fund and the factors included in the "General Investment Risks" section.

LELAND  EQUITY  FUND

INVESTMENT  OBJECTIVE

The Leland Equity Fund seeks to achieve a total return that exceeds that of the Russell 1000 Value Index over a full market cycle. A full market cycle refers to a multi-year period that encompasses a phase of economic growth followed by a period of economic contraction. Historically, a full market cycle has been typically defined as 3 to 5 years.

PRINCIPAL  STRATEGY

We seek to outperform the Russell 1000 Value Index by investing in a well-diversified portfolio of undervalued equity securities with good prospects for improving fundamentals. Equity securities include common and preferred stocks, and securities convertible into common stocks. We use a relative value investment style in our selection of specific equity securities. We look for equity securities that we determine are undervalued relative to their economic market sector or to their own historical valuations, but where we see strong potential for improvement in their future earnings and profitability. We invest primarily in large- and mid-capitalization equity securities.

Under  normal  market  conditions,  our  principal  strategy  is  to  invest:

     -    at  least  65%  of  our  total   assets   in  an   actively   managed,
          broadly-diversified portfolio of equity securities.

     - in approximately 50 to 60 individual equity securities spread across multiple industry groups and sectors of the economy.

Pending the selection and purchase of suitable investments, we may invest up to 10% of our total assets in commercial paper, money market or similar funds, obligations of the U.S. Government or other assets.

IMPORTANT  RISK  FACTORS

The  principal  risks  of  investing  in  this  Fund  include  the  following:

- The Equity Fund's total return, like stock prices generally, will fluctuate within a wide range, so you could lose money over short or even long periods. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.

- The Equity Fund is also subject to investment style risk, which is the risk that returns from stocks comprising the Fund's portfolio will trail returns from other asset classes or the overall stock market. For example, large-capitalization stocks, such as those in which the Equity Fund invests, tend to go through cycles of performing better -- or worse -- than the stock market in general. These periods have, in the past, lasted for as long as several years. In addition, medium-capitalization stocks, in which the Equity Fund also invests, historically have been more volatile in price than large-capitalization stocks and perform differently than the overall stock market.

- Because the Fund invests in equity securities that appear undervalued, there is the risk that the market will not recognize a security's intrinsic value for a long time, or that an equity security judged to be undervalued may actually be appropriately priced.

In addition to the principal risks specified here, you should consider the "Risks for the Funds" section on page __ and the "General Investment Risks" section beginning on page __. They are all important to your investment choice.

PORTFOLIO  MANAGER

-    HARRIET A. FOSTER
     Ms. Foster will manage the Leland Equity Fund upon inception. Ms. Foster is a Managing Director at ASB Capital Management, Inc. ("ASBCM"). She has been with ASBCM since 1982 and has over 17 years of investment management experience.

LELAND  BOND  FUND

INVESTMENT  OBJECTIVE

The Leland Bond Fund seeks to achieve a total return exceeding the Lehman Brothers Aggregate Bond Index.

PRINCIPAL  STRATEGY

We invest primarily in marketable, investment-grade debt securities with no restrictions on maturity. Investment-grade debt securities are types of bonds rated in the top four investment categories by a nationally recognized ratings organization. Generally, these are bonds whose issuers are considered to have a strong ability to pay interest and repay principal, although some investment grade debt securities may have some speculative characteristics.

We seek to outperform the Lehman Brothers Aggregate Bond Index through our active management approach, which includes adjusting the proportion of long-term and short-term bonds in our portfolio based on our forecast of interest rates and our judgment of the differences in interest rates for different terms of bonds. Our management approach also involves adjusting the proportion of U.S. Government, corporate and mortgage-backed securities in our portfolio based on our judgment of the valuation of those sectors of the bond market. The Fund will maintain a duration between 80% and 100% of the Lehman Brothers Aggregate Bond Index.

Under  normal  market  conditions,  our  principal  strategy  is  to  invest:

     - at least 65% of our total assets in an actively managed portfolio consisting primarily of intermediate-term and longer-term U.S. Government notes and bonds, mortgage-backed securities issued by a U.S. Government Agency or government-sponsored enterprise and investment-grade corporate bonds.

We may also invest in asset-backed securities and below investment-grade corporate bonds. We will not invest more than 20% of our total assets in asset-backed securities or more than 15% of our total assets in below investment-grade corporate bonds. Pending the selection and purchase of suitable investments, we may also invest in commercial paper, money market or similar funds, obligations of the U.S. Government or other assets.

IMPORTANT  RISK  FACTORS

The  principal  risks  of  investing  in  this  Fund  include  the  following:

- This Fund is subject to interest rate risk, which is the risk that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk is generally higher for long-term bonds, and lower for shorter-term bonds. As a result, interest rate risk may be more pronounced for Bond Funds with longer maturities like this Fund as compared to funds like the Leland Two-Year Government Bond Fund which may have a shorter maturity strategy.

- This Fund is subject to credit risk, which is the risk that a bond issuer will fail to pay interest and principal in a timely manner, reducing the Fund's return.

- Mortgage-backed securities may not be guaranteed by the U.S. Treasury. Mortgage- and asset-backed securities are subject to prepayment risk, which can reduce the rate of return on such securities.

- The U.S. Government does not guarantee the market value or current yield of its obligations. Not all U.S. Government obligations are backed by the full faith and credit of the U.S. Government.

In addition to the principal risks specified here, you should consider the "Risks for the Funds" section on page __ and the "General Investment Risks" section beginning on page __. They are all important to your investment choice.

PORTFOLIO  MANAGER

-    ROBERT A. WASILEWSKI
     Mr. Wasilewski will manage the Leland Bond Fund upon inception. Mr. Wasilewski is the Director of the Fixed Income Group at ASBCM. He has been with ASBCM since 1986 and has over 14 years of investment management experience.

LELAND  INTERMEDIATE  BOND  FUND

INVESTMENT  OBJECTIVE

The Leland Intermediate Bond Fund seeks to provide relative stability of principal through investment in fixed income securities of short- to intermediate-term maturities and to achieve a total return exceeding the Lehman Brothers Government/Corporate Intermediate Bond Index.

PRINCIPAL  STRATEGY

We invest primarily in intermediate-term U.S. Government securities and investment-grade corporate bonds. Our portfolio's average maturity generally is maintained between 3 and 8 years.

Under  normal  market  conditions,  our  principal  strategy  is  to  invest:

     - at least 65% of our total assets in an actively managed portfolio consisting primarily of intermediate-term U.S. Government notes and bonds, mortgage-backed securities issued by a U.S. Government Agency or government-sponsored enterprise and investment-grade corporate bonds.

 We may also invest in asset-backed securities and below investment-grade corporate bonds. We will not invest more than 20% of our total assets in asset-backed securities or more than 15% of our total assets in below investment-grade corporate bonds.

IMPORTANT  RISK  FACTORS

The  principal  risks  of  investing  in  this  Fund  include  the  following:

- This Fund is subject to interest rate risk, which is the risk that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk is generally higher for long-term bonds, and lower for shorter-term bonds. As a result, interest rate risk may be more pronounced for Bond Funds with longer maturities like this Fund as compared to funds like the Leland Two-Year Government Bond Fund which may have a shorter maturity strategy.

- This Fund is subject to credit risk, which is the risk that a bond issuer will fail to pay interest and principal in a timely manner, reducing the Fund's return.

- Mortgage-backed securities may not be guaranteed by the U.S. Treasury. Mortgage- and asset-backed securities are subject to prepayment risk, which can reduce the rate of return on such securities.

- The U.S. Government does not guarantee the market value or current yield of its obligations. Not all U.S. Government obligations are backed by the full faith and credit of the U.S. Government. - In addition to the principal risks specified here, you should consider the "Risks for the Funds" section on page __ and the "General Investment Risks" section beginning on page __ . They are all important to your investment choice.

PORTFOLIO  MANAGER

-    ANDREW PALMER
     Mr. Palmer will manage the Leland Intermediate Bond Fund upon inception. Mr. Palmer is a Managing Director at ASBCM. He has been with ASBCM since 1985 and has over 14 years of investment management experience.

LELAND  TWO-YEAR  GOVERNMENT  BOND  FUND

INVESTMENT  OBJECTIVE

The Leland Two-Year Government Bond Fund seeks to provide relatively stable income, liquidity and safety of principal by investing in obligations directly issued or guaranteed by the U.S. Government. This Fund also seeks to outperform over time a blended, 50/50-weighted index of the Salomon Smith Barney 1-3 Year Government Index and the IBC Money Fund - All Taxable Index.

The Salomon Smith Barney 1-3 Year Government Index consists of fixed-rate U.S Treasury and U.S. Government - sponsored agency securities with a maximum maturity of 3 years weighted by market capitalization. The IBC Money Fund-All Taxable Index is an average of the returns of approximately 850 money market mutual funds surveyed weekly by IBC Financial Data, Inc.

PRINCIPAL  STRATEGY

We invest in U.S. Treasury, U.S. Government Agency and government-sponsored enterprise securities that carry a maximum maturity of 2 years. Government-sponsored enterprise securities include Ginnie Maes, Fannie Maes and Freddie Macs.

Under  normal  market  conditions,  our  principal  strategy  is  to  invest:

     - at least 65% of our total assets in an actively managed portfolio consisting of U.S. Treasury, U.S. Government Agency and government-sponsored enterprise securities that mature within 2 years.

Some of the securities in which we invest, such as Ginnie Maes, are supported by the full faith and credit of the U.S. Treasury. Others, such as Freddie Macs, are supported by the right of the issuer to borrow from the U.S. Treasury. Other securities, such as Fannie Maes, are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the issuer, and still others are supported by the issuer's own credit.

IMPORTANT  RISK  FACTORS

The  principal  risks  of  investing  in  this  Fund  include  the  following:

- This Fund is subject to interest rate risk, which is the risk that bond prices overall will decline over short or even long periods due to rising interest rates. Interest rate risk is generally higher for long-term bonds, and lower for shorter-term bonds. As a result, interest rate risk may be more pronounced for Bond Funds with longer maturities like the Leland Bond Fund and the Leland Intermediate Bond Fund as compared to this Fund and similar funds which may have a shorter maturity strategy.

- This Fund is subject to credit risk, which is the risk that a bond issuer will fail to pay interest and principal in a timely manner, reducing the Fund's return. Securities issued or guaranteed by the U.S. Government and its agencies have historically involved little risk of loss of principal if held to maturity.

- The U.S. Government does not guarantee the market value or current yield of its obligations. Not all U.S. Government obligations are backed by the full faith and credit of the U.S. Government.

In addition to the principal risks specified here, you should consider the "Risks for the Funds" section on page __ and the "General Investment Risks" section beginning on page __. They are all important to your investment choice.

PORTFOLIO  MANAGER

-    ELIZABETH O'DONOGHUE
     Ms. O'Donoghue will manage the Leland Two-Year Government Bond Fund upon inception. Ms. O'Donoghue is a Vice President at ASBCM. She has been with ASBCM since 1981 and has over 18 years of investment management experience.

LELAND  SHORT-TERM  INVESTMENT  FUND

INVESTMENT  OBJECTIVE

The Leland Short-Term Investment Fund (the "Money Market Fund") seeks to provide high current income, safety of principal and liquidity.

PRINCIPAL  STRATEGY

We invest in high-quality, short-term money market instruments. Our asset maturities are limited to 13 months or less, and we maintain an average dollar-weighted portfolio maturity of 90 days or less. The average maturity for our assets is typically between 15 and 45 days.

Under  normal  market  conditions,  our  principal  strategy  is  to  invest in:

     -    commercial   paper;   CDs;   bankers'   acceptances;   and  repurchase
          agreements.

IMPORTANT  RISK  FACTORS

The  principal  risks  of  investing  in  this  Fund  include  the  following:

- Although we seek to maintain a $1.00 per share net asset value, there is no guarantee that we will be able to do so. Fluctuations in share value may cause a loss or gain in principal. Generally, short-term funds do not earn as high a level of income as funds that invest in longer-term instruments.

In addition to the principal risk specified here, you should consider the "Risks for the Funds" section on page __ and the "General Investment Risks" section beginning on page __. They are all important to your investment choice.

PORTFOLIO  MANAGER

-    TOAN NGUYEN
     Mr. Nguyen will manage the Money Market Fund upon inception. Mr. Nguyen is a Vice President at ASBCM. He has been with ASBCM since 1987 and has over 4 years of investment management experience.

GENERAL  INVESTMENT  RISKS

Understanding the risks involved in mutual fund investing will help you make an informed decision that takes into account your risk tolerance and preferences. You should carefully consider the risks common to investing in all mutual funds, including the Leland Funds. Certain common risks are identified in the "Principal Risks of Investing in the Funds" summary on page ___. Other risks of mutual fund investing include the following:

     - An investment in a Fund is not a deposit of Chevy Chase Bank or its affiliates. Unlike bank deposits such as CDs or savings accounts, mutual funds are not insured or guaranteed by the FDIC or any other government agency.

     - You could lose your investment in a Fund, or a Fund could underperform its benchmark or other securities.

     -    We cannot guarantee that we will meet our investment objectives.

     - We do not guarantee the performance of a Fund, nor can we assure you that the market value of your investment will not decline. We will not "make good" any investment loss you may suffer, nor can anyone we contract with to provide certain services, such as selling agents or investment advisers, offer or promise to make good any such losses.

     - Share prices -- and therefore the value of your investment -- will increase and decrease with changes in the value of the underlying securities and other investments.

     - Investing in any mutual fund, including those deemed conservative, involves risk, including the possible loss of any money you invest.

     - An investment in a single Fund, by itself, does not constitute a complete investment plan.

     - The Funds may temporarily hold assets in cash or in money market instruments, including U.S. Government obligations, shares of other mutual funds and repurchase agreements, or make other short-term investments, either to maintain liquidity or for short-term defensive purposes when we believe it is in the best interests of shareholders to do so. This practice is expected to have limited, if any, effect on Fund objectives over the long term. -

Investment practices and risk levels are carefully monitored. Every attempt is made to ensure that the risk exposure for each Fund remains within the parameters of its objective. No Fund uses futures or options to manage its risks.

What follows is a general list of the types of risks (some of which are described above) that may apply to a given Fund and a table showing some of the additional investment practices that each Fund may use and the risks associated with them. Additional information about these practices is available in the Statement of Additional Information.

     CALL RISK--The risk that an issuer of a bond will redeem the bond before its maturity date. A bond investor may have to reinvest the proceeds from the issuer at lower market rates.

     COUNTER-PARTY RISK--The risk that the other party in a repurchase agreement or other transaction will not fulfill its contract obligation.

     CREDIT RISK--The risk that the issuer of a debt security will be unable to make interest payments or repay principal on schedule. If an issuer does default, the affected security could lose all of its value, or be renegotiated at a lower interest rate or principal amount. Affected securities might also lose liquidity. Credit risk also includes the risk that a party in a transaction may not be able to complete the transaction as agreed.

     EXPERIENCE RISK--The risk presented by a new or innovative security. The risk is that insufficient experience exists to forecast how the security's value might be affected by various economic conditions.

     INFORMATION RISK--The risk that information about a security is either unavailable, incomplete or is inaccurate.

     INTEREST RATE RISK--The risk that changes in interest rates can reduce the value of an existing security. Generally, when interest rates increase, the value of a debt security decreases. The effect is usually more pronounced for securities with longer maturities.

     LEVERAGE RISK--The risk that a Fund's borrowings, or leverage, can magnify the potential for gain or loss on amounts the Fund has invested. With leverage, an increase in the Fund's consolidated asset value would cause a sharper increase in its net asset value, while a decrease in its consolidated asset value would cause a sharper decline in its net asset value. Leverage is a speculative investment technique which could increase the other risks associated with investing in a Fund.

     LIQUIDITY RISK--The risk that a security cannot be sold, or cannot be sold without adversely affecting the price.

     MARKET RISK--The risk that the value of a stock, bond or other security will be reduced by market activity. This is a basic risk associated with all securities.

     PREPAYMENT RISK--The risk that consumers will pre-pay mortgage loans, which
     can  alter  the   maturity   of  a   mortgage-backed   security,   increase
     interest-rate risk, and reduce rates of return.

INVESTMENT  PRACTICES  AND  RELATED  RISKS

The following table lists some of the additional investment practices of the Funds, including some not disclosed in the "Investment Objective" and "Principal Strategy" sections for each Fund above. The risks indicated after the description of the practice are NOT the only potential risks associated with that practice, but are among the more prominent. Market risk is assumed for each. See the "Investment Objective" and "Principal Strategy" sections for each Fund or the Statement of Additional Information for more information on these practices.

THESE  INVESTMENT  PRACTICES  AND  RISKS  ARE  COMMON  TO  ALL  THE  FUNDS:


============================================================================================================================
INVESTMENT PRACTICE                                                                            RISK
============================================================================================================================
FLOATING AND VARIABLE RATE DEBT
Instruments with interest rates that are adjusted either on a          Interest Rate and Credit Risk
schedule or when an index or benchmark changes.

============================================================================================================================

REPURCHASE AGREEMENTS
A transaction in which the seller of a security agrees to buy back     Credit and Counter-Party Risk
a security at an agreed upon time and price, usually with interest.

============================================================================================================================

OTHER MUTUAL FUNDS
The temporary investment in shares of another mutual fund. A           Market Risk
pro rata portion of the other fund's expenses, in addition to the expenses paid by the Funds, will be borne by Fund shareholders.

============================================================================================================================

PRIVATELY ISSUED SECURITIES
Securities that are not publicly traded but which                      Liquidity Risk
may or may not be resold in accordance with Rule 144A
of the Securities Act of 1933.

============================================================================================================================

LOANS OF PORTFOLIO SECURITIES
The practice of loaning securities to brokers, dealers and financial   Credit, Counter-Party and Leverage Risk
institutions to increase return on those securities.  Loans may be made up to 1940 Act limits (currently 33 1/3% of total assets).

============================================================================================================================


                                       13

INVESTMENT PRACTICES AND RELATED RISKS (CONT'D)
THESE INVESTMENT PRACTICES AND RISKS ARE COMMON TO ALL THE FUNDS:

============================================================================================================================

BORROWING POLICIES
The ability to borrow from banks for temporary purposes to meet        Leverage Risk
shareholder redemptions.

============================================================================================================================

ILLIQUID SECURITIES
A security that cannot be readily sold, or cannot be readily sold      Liquidity Risk
without negatively affecting its fair price.  Limited to 15% of total assets (10% for money market funds).

============================================================================================================================

THESE INVESTMENT PRACTICES AND RISKS ARE COMMON TO THE BOND FUNDS:

============================================================================================================================
INVESTMENT PRACTICE                                                    RISK
============================================================================================================================

BONDS
A bond is an interest-bearing security issued by a company or          Call Risk
governmental unit.  The issuer of a bond has a contractual
obligation to pay interest at a stated rate on specific dates and to repay principal (the bond's face value) periodically or on a specified maturity date.  An issuer may have the right to redeem or "call" a bond before maturity.

============================================================================================================================

FORWARD COMMITMENTS, WHEN-ISSUED SECURITIES
DELAYED DELIVERY TRANSACTIONS                                          Interest Rate, Leverage, Credit and Experience Risk
Securities bought or sold for delivery at a later date or bought or sold for a fixed price at a fixed date.

============================================================================================================================

MORTGAGE- AND ASSET-BACKED SECURITIES
Securities consisting of an undivided fractional interests in pools    Interest Rate, Credit, Prepayment and Experience Risk
of consumer loans, such as mortgage loans, car loans, credit card debt, or receivables held in trust.

============================================================================================================================

LOAN PARTICIPATIONS
Debt obligations that represent a portion of a larger loan made by     Credit Risk
a bank. Generally sold without guarantee or recourse, some
participations sell at a discount because of the borrower's credit problems.  Limited to 5% of total assets.

============================================================================================================================

                    ORGANIZATION AND MANAGEMENT OF THE FUNDS

INVESTMENT  ADVISER

Leland's portfolios are managed by ASB Capital Management, Inc. ("ASBCM"), 1101 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 20004, an investment adviser registered under the Investment Advisers Act of 1940, as amended. ASBCM oversees the investment programs for the Funds, places orders for the Funds' purchases and sales of portfolio securities and maintains records relating to such purchases and sales.

ASBCM is a wholly owned subsidiary of Chevy Chase Bank. ASBCM was established in 1983 and is one of the largest SEC-registered investment advisors headquartered in the greater Washington area. ASBCM has a solid reputation as a skilled investment manager for institutional portfolios. It specializes in the management of corporate, public, endowment, foundation, and non-profit funds, with a primary focus on Taft-Hartley Funds. It offers equity and fixed-income products, as well as a proprietary real estate investment product and currently manages approximately $3 billion in institutional assets. ASBCM's knowledgeable professionals handle each institution's needs with the personal care often afforded only to individual clients.

The Equity Fund and Bond Funds are managed by teams of market sector specialists and analysts. ASBCM believes that its approach of bringing together and leveraging the experience and knowledge of the team members benefits Fund investors.

For its services, ASBCM receives an annual fee of [ ]% of each Fund's average daily net assets.

ADMINISTRATOR

As administrator, [ ] (the "Administrator") provides certain administrative and management services to the Funds. The Investment Adviser, and not the Funds, compensates the Administrator for providing these services. The Administrator has entered into an agreement with [ ] (the "Distributor") whereby the Distributor performs certain administrative services for the Funds. The Administrator pays the Distributor's fees for providing these services.

DISTRIBUTOR

The  Distributor  acts  as  distributor  of  the  Funds'  shares.

SHAREHOLDER  SERVICING  PLAN

We have a shareholder servicing plan for each Fund. Under this plan, we have engaged various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts and to provide other related services.


                             SHAREHOLDER INFORMATION

HOW  TO  BUY  AND  SELL  SHARES

BUYING  SHARES

For your convenience, we offer several ways to start and add to Fund investments.

OPENING  YOUR  ACCOUNT  THROUGH  A  FINANCIAL  PROFESSIONAL

If you work with a financial professional, he or she is prepared to handle your planning and transaction needs. Your financial professional will be able to assist you in establishing your fund account, executing transactions, and monitoring your investment. If you do not hold your Fund investment in the name of your financial professional and you prefer to place a transaction order yourself, please use the instructions below for investing directly.

You may also purchase shares through certain authorized brokers that have entered into selling group agreements with the Distributor. Brokers may charge a fee for their services at the time of purchase or redemption. Additional information about these brokers and their fees is included under "Customers of Selected Brokers" below.

OPENING  YOUR  ACCOUNT  DIRECTLY

You  may  establish  accounts  without  the  help of an intermediary as follows:

-     CHOOSE  THE  FUND  IN  WHICH  YOU  WISH  TO  INVEST.

Determine the amount you are investing. The minimum amount for initial investments is $[ ] for the Class N shares ($[ ] for additional investments) and $[ ] for the Class I shares ($[ ] for additional investments). Each Fund reserves the right at any time to waive, increase or decrease the minimum requirements applicable to initial or subsequent investments. Minimum subsequent investment requirements do not apply to investors purchasing shares through the Fund's automatic dividend reinvestment plan. In addition, minimum initial investments may vary for investors purchasing shares through a broker-dealer or other intermediary having a service agreement with the
Investment  Adviser  and  maintaining  an  omnibus  account with the Fund.   See
"Customers  of  Selected  Brokers"  below  for  more  information.

-     COMPLETE  THE  ACCOUNT  APPLICATION  ACCOMPANYING  THIS  PROSPECTUS.

Please apply at this time for any account privileges you may want to use in the future, to avoid the delays associated with adding them later on.

-     MAIL  YOUR  COMPLETED  APPLICATION  TO:

      Leland  Funds,  Inc.
      c/o  ASB  Capital  Management,  Inc.
      1101  Pennsylvania  Avenue,  N.W.,
      Suite  300
      Washington,  D.C.  20004

For answers to any questions, please speak with a Leland Representative at [phone number].

We reserve the right to reject any purchase of shares at our sole discretion. We also reserve the right to cancel any purchase order for which payment has not been received by the third business day following the order.

Confirmation statements showing transactions in your account and a summary of the status of the account serve as evidence of ownership of shares of the Fund. We will forward a confirmation statement to you on receipt of a proper order.

BUYING  SHARES  BY  MAIL

You may buy shares of a Fund by mailing a check with your completed account application to Leland at Leland Funds, Inc., c/o ASB Capital Management, Inc., 1101 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 20004. Checks should be made payable to [insert name of the Fund].

If  you  have  established an account and would like to purchase additional Fund shares, make out a check for the investment amount payable to [insert name of the Fund]. Mail the check with a competed investment slip to Leland at Leland Funds, Inc., c/o ASB Capital Management, Inc., 1101 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 20004. If you do not have an investment slip, write  your  account  number  on  the  check.

BUYING  SHARES  BY  TELEPHONE

You  may  purchase  shares  of  a  Fund by calling your Leland Representative at
[phone  number].   Please  make sure you have established an account with Leland by  mailing  an  application  as  explained  above.

CUSTOMERS  OF  SELECTED  BROKERS

Shares may be purchased and redeemed through certain authorized broker-dealers that have entered into a selling agreement with the Funds' Distributor ("Selected Brokers"). Selected Brokers may receive payments as a processing agent from the Transfer Agent. In addition, Selected Brokers may charge their customers a fee for their services, no part of which is received by any Fund or Leland.

Investors who purchase shares through a Selected Broker will be subject to the procedures of their Selected Broker, which may include charges, limitations, investment minimums, cutoff times and restrictions in addition to, or different from, those generally applicable to Leland customers. Any such charges would reduce the return on an investment in a Fund. Investors should acquaint themselves with their Selected Broker's procedures and should read this Prospectus in conjunction with any material and information provided by their Selected Broker. Investors who purchase a Fund's shares though a Selected Broker may or may not be the shareholder of record. Selected Brokers are responsible for promptly transmitting purchase, redemption and other requests to a Fund.

Certain shareholder services, such as periodic investment programs, may not be available to customers of Selected Brokers or may differ in scope from programs available to Leland customers. Shareholders should contact their Selected Broker for further information. Each Fund may confirm purchases and redemptions of a Selected Broker's customers directly to the Selected Broker, which in turn will provide its customers with confirmation and periodic statements. The Funds are not responsible for the failure of any Selected Broker to carry out its obligations to its customer.

SELLING  SHARES

REDEMPTION

To sell (redeem) shares of a Fund, you may use any of the methods outlined above under "Buying Shares." Shareholders who have invested through a Selected Broker should redeem their shares through their Selected Broker. Shares of the Fund are redeemed at the next net asset value per share calculated after receipt by the Fund of a redemption request in proper form. See "Pricing Your Shares -- NAV Calculations" below.

Redemption payments will be made wholly in cash unless Leland's Board of Directors believes that unusual conditions exist which would make such payment detrimental to the best interests of Leland. Under such circumstances, payment of the redemption price could be made in whole or in part in portfolio securities. You would incur brokerage costs to sell such securities.

REDEEMING  SHARES  BY  MAIL

You may redeem shares by writing a letter of instruction, signed by each registered owner or their duly-authorized agent, that includes the following information:

     -    The name of the registered owner(s) of the account

     -    The name of the Fund

     -    The account number

     -    The number of shares or the dollar amount you want to sell

     - The recipient's name and address or wire information (if different from those of the account registration)


Please indicate whether you want cash proceeds sent by check or by wire. Make sure the letter is signed by all registered owners or by their authorized parties. Mail the letter to the Fund.

SIGNATURE  GUARANTEES

Certain requests must include a signature guarantee, which is designed to protect you and the Fund from fraudulent activities. Your request must be made in writing and include a signature guarantee if any of the following situations applies:

     -    You wish to redeem more than $50,000 worth of shares.

     - The check is being mailed to an address different from the one on your account (address of record).

     - The check is being made payable to someone other than the account owner.

     -    You are instructing us to change your bank account information.

REDEEMING  SHARES  BY  TELEPHONE

You may redeem shares by calling your Leland Representative at [telephone number]. Customers of Leland automatically have the privilege of purchasing or redeeming shares of a Fund by telephone unless a signature guarantee is required as explained above.

Leland will employ reasonable procedures to verify the genuineness of telephone redemption requests. These procedures may include requiring certain personal identification information and recording telephone orders. If such procedures are not followed, Leland may be liable for any losses due to unauthorized or fraudulent instructions. Neither Leland nor any Fund will be liable for following instructions communicated by telephone that are reasonably believed to be genuine. You should verify the accuracy of your account statements immediately after you receive them and contact your Leland Representative if you question any activity in the account.

Each Fund reserves the right to refuse to honor requests made by telephone if that Fund believes them not to be genuine. Each Fund also may limit the amount involved or the number of such requests. During periods of drastic economic or market change, telephone redemption privileges may be difficult to implement. Each Fund reserves the right to terminate or modify this privilege at any time.

OTHER  SHAREHOLDER  SERVICES  AND  ACCOUNT  POLICIES

BUSINESS  DAYS

All of the Funds' regular business days are the same as those of the New York Stock Exchange (the "NYSE"). NYSE holidays include New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. When any holiday falls on a weekend, the NYSE typically is closed on the weekday immediately before or after such holiday.
PRICING  YOUR  SHARES  --  NAV  CALCULATIONS

The price at which shares of each Fund are purchased and redeemed is equal to the net asset value per share ("NAV") of a Fund as determined on the date a Fund executes an order for the purchase or redemption of shares. The date on which a Fund executes a purchase or redemption order is explained below in "Timing of Orders." The NAV per share is computed by dividing the total current value of the assets of a Fund, less its liabilities, by the total number of shares outstanding at the time of such computation.

     THE EQUITY AND BOND FUNDS. The Equity and Bond Funds calculate their NAVs every business day as of the close of trading on the NYSE (normally 4:00 p.m. Eastern time). If the markets close early, the Funds may close early and may value their shares at an earlier time under these circumstances. Shares of the Funds will not be priced on days on which the NYSE is closed for trading. A Fund's securities are typically priced using market quotes or pricing services. When these methods are not available or do not represent a security's value at the time of pricing, the security is valued in accordance with the Fund's fair valuation procedures.

     THE MONEY MARKET FUND. NAV for the shares of the Money Market Fund is determined as of 5:00 p.m. (Eastern time) on each day this Fund is open for business. If the market for the instruments and securities the Money Market Fund invests in close early, this Fund may close early and may value its shares at earlier times under these circumstances. The Money Market Fund uses the amortized cost method to value portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Expenses and fees, including advisory fees, are accrued daily and are taken into account for the purpose of determining the NAV of the Money Market Fund's shares. See the Statement of Additional Information for further disclosure.

TIMING  OF  ORDERS

     THE EQUITY AND BOND FUNDS. The Equity and Bond Fund accept orders until the close of trading on the NYSE every business day (normally 4:00 p.m. Eastern time). Orders received by the Equity or a Bond Fund in the proper form before the close of trading on the NYSE are executed the same day at the Fund's NAV for that day. Orders received by the Equity or a Bond Fund after the close of trading on the NYSE are executed the following day at that day's NAV.

     THE MONEY MARKET FUND. The Money Market Fund accepts orders until 5:00 p.m. (Eastern time). Orders received by the Money Market Fund in the proper form before 5:00 p.m. (Eastern time) are executed the same day at the Fund's NAV for that day. Orders received by the Money Market Fund after 5:00 p.m. (Eastern time) are executed the following day at that day's NAV.

SUSPENSION  OF  SHARE  REDEMPTIONS  AND  POSTPONEMENT  OF  PAYMENTS

We have the right to suspend redemption of shares of the Funds and to postpone payment of proceeds for up to seven days or as permitted by law. We may suspend the right of redemption or postpone the date of payment for more than seven days after shares are tendered for redemption for any period during which:

     - The NYSE is closed (other than a customary weekend or holiday closing) or the SEC determines that trading thereon is restricted;

     - An emergency (as determined by the SEC) exists as a result of which disposal by the Fund of securities it owns is not reasonably practicable, or as a result of which it is not reasonably practical for the Fund fairly to determine the value of its net assets; or

     - The SEC, by order, permits such suspension for the protection of stockholders.

TIMING  OF  SETTLEMENTS

When you buy shares of a Fund, you will become the owner of record when the Fund receives your payment, generally the day following execution. When you sell shares, cash proceeds are generally available the day following execution and will be forwarded according to your instructions.

When you sell shares that you recently purchased by check, your order will be executed at the Fund's next NAV but the proceeds will not be available until your check clears. This may take up to 15 days from the purchase date. Upon execution of the redemption order, a confirmation statement will be forwarded to you indicating the number of shares sold and the proceeds thereof.

ACCOUNTS  WITH  BELOW-MINIMUM  BALANCES

If your account balance falls below the minimum ($[ ] for Class N shares and $[ ] for Class I shares) as a result of selling shares (and not because of Fund performance), each Fund reserves the right to request that you buy more shares or close your account. If your account balance is still below the minimum 90 days after notification, we reserve the right to close out your account and send the proceeds to the address of record.

AUTOMATIC  REINVESTMENT

We will reinvest each income dividend and capital gain distribution declared by a Fund in full and fractional shares of the Fund of the same class, unless you or your duly authorized agent elect to receive all such payments, or only the dividend or distribution portions, in cash. We will base such reinvestment on the Fund's NAV as determined on the ex-dividend date. You or your authorized agent may request changes in the manner in which dividend and distribution payments are made through written notice to the Fund. This request will be effective as to any payment if it is received prior to the record date used for determining your payment. Any dividend and distribution election will remain in effect until you notify the Fund in writing to the contrary.

EXCHANGE  PRIVILEGE

You may exchange shares of either class of a Fund into shares of the same class of any other Fund offered by Leland, without a sales charge or other fee (except redemption fee, if any), by contacting the Fund. You may also exchange Class N shares of a Fund into Class I shares of the Fund or any other Fund offered by Leland. Exchange purchases are subject to the minimum investment requirements of the class purchased. In order to keep Fund expenses low for all shareholders, the Funds will not allow frequent exchanges, purchases or sales of Fund shares. If a shareholder exhibits a pattern of frequent trading, the Fund reserves the right to refuse to accept further purchase or exchange orders from that shareholder. An exchange will be treated as a redemption and purchase for tax purposes.

Shares will be exchanged at next net asset value per share determined after receipt by the Fund of:

     - A written request for exchange, signed by each registered owner or his or her duly-authorized agent exactly as the shares are registered, which clearly identifies the exact names in which the account is registered, the account number and the number of shares or the dollar amount to be exchanged.

Exchanges will not become effective until all documents in the form required have been received by the Fund. If you have any questions, please contact the Fund.

Please be sure to read carefully the prospectus of any other Fund into which you wish to exchange shares.

ACCOUNT  STATEMENTS

Shareholder accounts are opened in accordance with your registration instructions. Transactions in the account, such as additional investments and dividend reinvestments, will be reflected on regular confirmation statements.

REPORTS  TO  SHAREHOLDERS

Each Fund's fiscal year ends on December 31. Each Fund will issue to its stockholders semi-annual and annual reports. In addition, stockholders will receive quarterly statements of the status of their accounts reflecting all transactions having taken place within that quarter. In order to reduce duplicate mailings and printing costs, Leland will provide one annual and semi-annual report and annual prospectus per household. Information regarding the tax status of income dividends and capital gains distributions will be mailed to shareholders on or before January 31st of each year. Account tax information will also be sent to the IRS.

DIVIDENDS  AND  CAPITAL  GAINS  DISTRIBUTIONS

The Funds pay dividends periodically and make capital gains distributions annually. The Leland Equity Fund pays any dividends [period]. The Bond Funds and the Money Market Fund pay any dividends [period].

Distributions paid by a Fund are automatically reinvested to purchase new shares of the Funds. The new shares are purchased at NAV, generally on the day distributions are paid.

TAXES

The following discussion regarding taxes is based on laws that were in effect as of the date of this Prospectus. The discussion summarizes only some of the important tax considerations that affect the Funds and you as a shareholder. It is not intended as a substitute for careful tax planning. You should consult your tax advisor about your specific tax situation. Federal income tax considerations are discussed further in the Statement of Additional Information.

Distributions of tax-exempt interest income earned by any Fund are expected to be exempt from federal income taxation, except for the possible application of the alternative minimum tax. Dividends paid out of a Fund's net investment income (including dividends and taxable interest) and net short-term capital gains will be taxable to you as ordinary income. If a portion of a Fund's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by that Fund may be eligible for the dividends-received deduction for corporate shareholders. Distributions of net long-term capital gains earned by a Fund are taxable to you as long-term capital gains, regardless of how long you have held your Fund shares. Fund distributions are taxable to you in the same manner whether received in cash or reinvested in additional Fund shares.

If you buy shares of a Fund shortly before any distribution, your distribution from the Fund will, in effect, be a taxable return of part of your investment. Similarly, if you buy shares of a Fund that holds appreciated securities in its portfolio, you will receive a taxable return of part of your investment is and when the Fund sells the appreciated securities and realizes the gain. Some of the Funds have built up, or have the potential to build up, high levels of unrealized appreciation.

A distribution will be treated as paid to you on December 31 of the current calendar year if it is declared by a Fund in October, November or December with a record date in such a month and paid by a Fund during January of the following calendar year.

Each year, each Fund in which you have invested will notify you of the tax status of dividends and other distributions.

Upon the sale or other disposition of your Fund shares, you may realize a capital gain or loss which will be long-term or short-term, generally depending upon how long you held your shares.

The Funds may be required to withhold U.S. federal income tax at the rate of 31% of all taxable distributions payable to you if you fail to provide the Funds in which you invest with your correct taxpayer identification number or to make required certifications, or if you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your U.S. federal income tax liability.

Except in the case of the Money Market Fund, your redemptions (including redemptions in-kind) and exchanges of Fund shares will ordinarily result in a taxable capital gain or loss, depending on the amount you receive for your shares (or are deemed to receive in the case of exchanges) and the amount you paid (or are deemed to have paid) for them. As long as the Money Market Fund continually maintains a $1.00 NAV, you ordinarily will not recognize taxable gain or loss on the redemption or exchange of such Fund shares.

Fund distributions also may be subject to state, local and foreign taxes. In many states, Fund distributions which are derived from interest on certain U.S. Government obligations are exempt from taxation. You should consult your own tax adviser regarding the particular tax consequences of an investment in the Funds.

 [Back  Cover]


LELAND  FUNDS,  INC.

WHERE  TO  GO  FOR  ADDITIONAL  INFORMATION  ABOUT  THE  FUNDS.

If you would like additional information about any Fund, the following information documents are available to you:

STATEMENT  OF  ADDITIONAL  INFORMATION

Additional information about each Fund's structure and operations can be found in the Statement of Additional Information. The information presented in the Statement of Additional Information is incorporated by reference into this Prospectus and is legally considered to be part of this Prospectus.

You may request free copies of these materials, along with other information about the Funds and make shareholder inquiries by contacting:

     ASB  Capital  Management,  Inc.
     1101  Pennsylvania  Avenue,  N.W.
     Suite  300
     Washington,  D.C.  20004

Telephone:  (800)  544-8850

OBTAINING  INFORMATION  FROM  THE  SECURITIES  AND  EXCHANGE  COMMISSION.

Reports and other information about each Fund (including the Funds' Statement of Additional Information) may also be obtained from the Securities and Exchange
Commission:

     1. By going to the Commission's Public Reference Room in Washington, D.C., where you can review and copy the information. Information on the operation of the Public Reference Room may be obtained by calling the Commission at (800) SEC-03300.

     2. By accessing the Commission's Internet site at http://www.sec.gov where you can view, download and print the information.

     3. By writing to the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009, where, upon payment of a duplicating fee, copies of the information will be sent to you.

SEC File Number 811-09573

                               LELAND FUNDS, INC.

                               LELAND EQUITY FUND
                                LELAND BOND FUND
                          LELAND INTERMEDIATE BOND FUND
                      LELAND TWO-YEAR GOVERNMENT BOND FUND
                        LELAND SHORT-TERM INVESTMENT FUND

                               CLASS I AND CLASS N

                       STATEMENT OF ADDITIONAL INFORMATION

                                     [DATE]

This Statement of Additional Information (the "SAI") is not a prospectus. It should be read in conjunction with the prospectus dated [ ] (the "Prospectus") for Leland Equity Fund, Leland Bond Fund, Leland Intermediate Bond Fund, Leland Two-Year Government Bond Fund and Leland Short-Term Investment Fund (each a "Fund" and, collectively, the "Funds"), each of which is a separate portfolio of Leland Funds, Inc. ("Leland").

To obtain a free copy of the Prospectus, please write to Leland Funds, Inc., c/o ASB Capital Management, Inc., 1101 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 20004, or call 1-800-544-8850.

                                  TABLE OF CONTENTS

ORGANIZATION OF THE FUNDS . . . . . . . . . . . . . . . . . . . . . . . . .    1
INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS. . . . . . . . . . . . . .    1
          The Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . .    2
          The Bond Funds. . . . . . . . . . . . . . . . . . . . . . . . . .    7
          The Money Market Fund . . . . . . . . . . . . . . . . . . . . . .    15
MANAGEMENT OF THE FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . .    20
INVESTMENT ADVISORY AND OTHER SERVICES. . . . . . . . . . . . . . . . . . .    21
          Investment Adviser. . . . . . . . . . . . . . . . . . . . . . . .    21
          Administrator . . . . . . . . . . . . . . . . . . . . . . . . . .    21
          Distributor . . . . . . . . . . . . . . . . . . . . . . . . . . .    21
          Shareholder Servicing . . . . . . . . . . . . . . . . . . . . . .    21
          Transfer Agent and Custodian. . . . . . . . . . . . . . . . . . .    21
          Other Expenses. . . . . . . . . . . . . . . . . . . . . . . . . .    23
BROKERAGE ALLOCATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .    23
DESCRIPTION OF CAPITAL SHARES . . . . . . . . . . . . . . . . . . . . . . .    24
COMPUTATION OF NET ASSET VALUE. . . . . . . . . . . . . . . . . . . . . . .    25
DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS AND TAX STATUS . . . . . . . . . . .    26
          Dividends and Capital Gains Distributions . . . . . . . . . . . .    26
          Tax Status of the Funds . . . . . . . . . . . . . . . . . . . . .    26
INDEPENDENT AUDITORS AND REPORTS TO SHAREHOLDERS. . . . . . . . . . . . . .    28
ADDITIONAL PURCHASE AND REDEMPTION INFORMATION. . . . . . . . . . . . . . .    28
          Shares of the Funds Sold on a Continuous Basis by the Distributor    29
PERFORMANCE CALCULATIONS. . . . . . . . . . . . . . . . . . . . . . . . . .    29
          Average Annual Total Return . . . . . . . . . . . . . . . . . . .    29
          Cumulative Total Return . . . . . . . . . . . . . . . . . . . . .    29
          Yield Calculations. . . . . . . . . . . . . . . . . . . . . . . .    29
          Effective Yield . . . . . . . . . . . . . . . . . . . . . . . . .    29
APPENDIX  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    A-1
          RATINGS OF FIXED INCOME SECURITIES. . . . . . . . . . . . . . . .    A-1

                            ORGANIZATION OF THE FUNDS

Leland is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end diversified management investment company. Leland was formed under Maryland law on August 24, 1999 as a Maryland corporation. Because Leland offers multiple portfolios, it is known as a "series company." Each Fund is a separate portfolio of assets and has its own investment objective which it pursues through separate investment policies, as described below and in the Prospectus. Leland's investment adviser is ASB Capital Management, Inc. ("ASBCM" or the "Investment Adviser"), an investment adviser registered under the Investment Advisers Act of 1940, as amended.

Each Fund issues shares of beneficial interest in Leland. The Board of Directors of Leland may increase the number of authorized shares or create additional series or classes of Leland or portfolio shares without shareholder approval. Shares are fully paid and nonassessable when issued, are transferable without restriction, and have no preemptive or conversion rights. Shares of Leland have equal rights with respect to voting, except that the holders of shares of each Fund will have the exclusive right to vote on matters affecting only the rights of the holders of that Fund. For example, holders of a Fund will have the exclusive right to vote on any investment management agreement or investment restriction that relates only to that Fund. Shareholders of the Funds do not have cumulative voting rights, and therefore the holders of more than 50% of the outstanding shares of Leland voting together for the election of directors may elect all of the members of Leland's Board of Directors. In such event, the remaining holders cannot elect any members of the Board of Directors.

Leland's Board of Directors may authorize the issuance of additional shares, and may, from time to time, classify or reclassify issued or any unissued shares to create one or more new classes or series in addition to those already authorized by setting or changing in any one or more respects the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of such shares; provided, however, that any such classification or reclassification shall not substantially adversely affect the rights of holders of issued shares. Any such classification or reclassification will comply with the provisions of the 1940 Act. The Directors also have the authority to terminate a series or class thereof by written notice to shareholders without shareholder approval.

Leland's Articles of Incorporation (the "Articles of Incorporation") permit the Directors to issue an unlimited number of full and fractional shares, par value $.001, of the Funds. Each Fund share is entitled to participate pro rata in the dividends and distributions of that Fund.

Leland will not normally hold annual shareholders' meetings. Under Maryland law and Leland's Bylaws, an annual meeting is not required to be held in any year in which the election of directors is not required to be acted upon under the 1940 Act. Leland's Bylaws provide that special meetings of shareholders, unless otherwise provided by law or by the Articles of Incorporation, may be called for any purpose or purposes by a majority of the Board of Directors, the Chairman of the Board, the President, or the written request of the holders of at least 10% of the outstanding shares of beneficial interests of Leland entitled to be voted at such meeting to the extent permitted by Maryland law.

Each Director serves until the next election of directors and until the election and qualification of his or her successor or until such Director sooner dies, resigns, retires or is removed by the affirmative vote of a majority of the outstanding voting securities of Leland. In accordance with the 1940 Act, (i) Leland will hold a shareholder meeting for the election of directors at such time as less than a majority of the Directors have been elected by shareholders, and (ii) if, as a result of a vacancy in the Board of Directors, less than two-thirds of the Directors have been elected by the shareholders, that vacancy will be filled only by a vote of the shareholders.


                INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

The following supplements the discussion in the Prospectus of the Funds' investment objectives, strategies, policies and risks. These investment strategies and policies may be changed without shareholder approval unless otherwise noted. Capitalized terms not otherwise defined in this SAI have the same meanings as in the Prospectus.

Whenever an investment policy or restriction of any Fund described in the Prospectus or in this SAI states a maximum percentage of assets that may be invested in a security or other asset, or describes a policy regarding quality standards, that percentage limitation or standard will, unless otherwise indicated, apply to that Fund only at the time a transaction takes place. Thus, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in the percentage that results from circumstances not involving any affirmative action by a Fund will not be considered a violation.

Descriptions in this SAI of a particular investment practice or technique in which any Fund may engage or a financial instrument which any Fund may purchase are meant to describe the spectrum of investments that the Investment Adviser, in its discretion, might, but is not required to, use in managing each Fund's portfolio assets. The Investment Adviser may, in its discretion, at any time employ such practice, technique or instrument for one or more Funds but not for all Funds advised by it. Furthermore, it is possible that certain types of financial instruments or investment techniques described herein may not be available, permissible, economically feasible or effective for their intended purposes in some or all markets, in which case a Fund would not use them. Certain practices, techniques or instruments may not be principal activities of a Fund but, to the extent employed, could from time to time have a material impact on that Fund's performance.

In the discussion that follows, the "Equity Fund" refers to the Leland Equity Fund. The "Bond Funds" refer to the Leland Bond, the Leland Intermediate Bond and the Leland Two-Year Government Bond Funds. The "Money Market Fund" refers to the Leland Short-Term Investment Fund.


THE  EQUITY  FUND

INVESTMENT  POLICIES

FUNDAMENTAL  INVESTMENT  POLICIES

The Equity Fund has adopted the following investment restrictions, all of which are fundamental policies; that is, they may not be changed, without approval by the holders of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Equity Fund.

The  Equity  Fund  may  not:

     (1) purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Equity Fund's investments in that industry would equal 25% of the current value of the Fund's total assets, provided that there is no limitation with respect to investment in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     (2) purchase securities of any issuer if, as a result, with respect to 75% of the Equity Fund's total assets, more than 5% of the value of its total assets would be invested in the securities of any one issuer or, with respect to 100% of its assets, the Equity Fund's ownership would be more than 10% of the outstanding voting securities of such issuer. This policy does not restrict the Equity Fund's ability to invest in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities; or to invest substantially all of its assets in the portfolio of one or more open-end management investment companies pursuant to Section 12 of the 1940 Act and the rules thereunder.

     (3) borrow money except to the extent permitted by the 1940 Act, and the rules, regulations and exemptions thereunder;

     (4) issue senior securities except to the extent permitted by the 1940 Act, and the rules, regulations and exemptions thereunder;

     (5) make loans to other parties if, as a result, the aggregate value of such loans would exceed one-third of the Equity Fund's total assets. For the purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt securities are not deemed to be the making of loans;

     (6) underwrite securities of other issuers, except to the extent that the purchase of permitted investments directly from the issuer thereof or from an underwriter for an issuer and the later disposition of such securities in accordance with the Equity Fund's investment program may be deemed to be an underwriting;

     (7) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Equity Fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business); nor

     (8) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Equity Fund from purchasing or selling options and futures contracts, or from investing in securities or other instruments backed by physical commodities).

NON-FUNDAMENTAL  INVESTMENT  POLICIES

The Equity Fund has adopted the following non-fundamental policies which may be changed by a vote of a majority of the Directors of Leland at any time without approval of the Equity Fund's shareholders.

     (1) The Equity Fund may invest in shares of other open-end management investment companies, subject to the limitations of the 1940 Act, the rules thereunder, and any orders obtained thereunder now or in the future. Other investment companies in which the Equity Fund invests can be expected to charge fees for operating expenses, such as investment advisory and administration fees, that would be in addition to those charged by the Equity Fund.

     (2) The Equity Fund may not invest or hold more than 15% of the Equity Fund's net assets in illiquid securities. For this purpose, illiquid securities include, among others, (a) securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale, (b) fixed time deposits that are subject to withdrawal penalties and that have maturities of more than seven days, and (c) repurchase agreements not terminable within seven days.

     (3) The Equity Fund may lend securities from its portfolio to brokers, dealers and financial institutions, in amounts not to exceed (in the aggregate) up to the limits established by and under the 1940 Act, including any exemptive relief obtained thereunder, which limits are currently generally one-third of the Equity Fund's total assets. Any such loans of portfolio securities will be fully collateralized based on values that are marked to market daily. The Equity Fund will not enter into any portfolio security lending arrangement having a duration of longer than one year.

     (4) The Equity Fund may not make investments for the purpose of exercising control or management.

     (5) The Equity Fund may not purchase securities on margin (except for short-term credits necessary for the clearance of transactions).

     (6) The Equity Fund may not sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short (short sales "against the box"), and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.

     (7) The Equity Fund may not purchase interests, leases, or limited partnership interests in oil, gas, or other mineral exploration or development programs.

ADDITIONAL  PERMITTED  INVESTMENT  ACTIVITIES  AND  ASSOCIATED  RISKS

Set forth below are descriptions of certain investments and additional investment policies for the Equity Fund.

BANK  OBLIGATIONS

The Equity Fund may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, the Equity Fund may be subject to additional investment risks that are different in some respects from those incurred by an equity fund which invests only in debt obligations of U.S. domestic issuers. Such risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits. In addition, foreign branches of U.S. banks and foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and recordkeeping standards than those applicable to domestic branches of U.S. banks.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by the Equity Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC"). Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating- or variable-interest rates.

COMMERCIAL  PAPER

The Equity Fund may invest in commercial paper (including variable amount master demand notes) which refers to short-term, unsecured promissory notes issued by corporations to finance short-term credit needs. Commercial paper is usually sold on a discount basis and has a maturity at the time of issuance not exceeding nine months. Variable amount master demand notes are demand obligations which permit the investment of fluctuating amounts at varying market rates of interest pursuant to arrangements between the issuer and a commercial bank acting as agent for the payee of such notes whereby both parties have the right to vary the amount of the outstanding indebtedness on the notes.
Investments by the Equity Fund in commercial paper (including variable rate demand notes and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations and financial institutions, as well as similar instruments issued by government agencies and instrumentalities) will consist of issues that are rated in one of the two highest rating categories by a Nationally Recognized Ratings Organization ("NRRO"). Commercial paper may include variable- and floating-rate instruments.

CONVERTIBLE  SECURITIES

The Equity Fund may invest in convertible securities that provide current income and are issued by companies with the characteristics described above for the Equity Fund and that have a strong earnings and credit record. The Equity Fund may purchase convertible securities that are fixed-income debt securities or preferred stocks, and which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same issuer. Convertible securities, while usually subordinate to similar nonconvertible securities, are senior to common stocks in an issuer's capital structure. Convertible securities offer flexibility by providing the investor with a steady income stream (which generally yield a lower amount than similar nonconvertible securities and a higher amount than common stocks) as well as the opportunity to take advantage of increases in the price of the issuer's common stock through the conversion feature. Fluctuations in the convertible security's price can reflect changes in the market value of the common stock or changes in market interest rates. At most, 5% of the Equity Fund's net assets will be invested, at the time of purchase, in convertible securities that are not rated in the four highest rating categories by one or more NRROs, such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or unrated but determined by the Investment Adviser to be of comparable quality.

FORWARD  COMMITMENTS,  WHEN-ISSUED  PURCHASES  AND DELAYED-DELIVERY TRANSACTIONS

The Equity Fund may purchase or sell securities on a when-issued or delayed-delivery basis and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. Securities purchased or sold on a when-issued, delayed-delivery or forward commitment basis involve a risk of loss if the value of the security to be purchased declines, or the value of the security to be sold increases, before the settlement date.

The Equity Fund will segregate cash, U.S. Government obligations or other high-quality debt instruments in an amount at least equal in value to the Equity Fund's commitments to purchase when-issued securities. If the value of these assets declines, the Equity Fund will segregate additional liquid assets on a daily basis so that the value of the segregated assets is equal to the amount of such commitments.

ILLIQUID  SECURITIES

The Equity Fund may invest in securities not registered under the 1933 Act and other securities subject to legal or other restrictions on resale. Illiquid securities may be difficult to sell promptly at an acceptable price. Delay or difficulty in selling securities may result in a loss or be costly to the Equity Fund.

LOANS  OF  PORTFOLIO  SECURITIES

The Equity Fund may lend its portfolio securities to brokers, dealers and financial institutions, provided: (1) the loan is secured continuously by collateral consisting of U.S. Government securities or cash or letters of credit maintained on a daily marked-to-market basis in an amount at least equal to the current market value of the securities loaned; (2) the Equity Fund may at any time call the loan and obtain the return of the securities loaned within five business days; (3) the Equity Fund will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed the limits established by the 1940 Act.

The Equity Fund will earn income for lending its securities because cash collateral pursuant to these loans will be invested in short-term money market instruments. In connection with lending securities, the Equity Fund may pay reasonable finders, administrative and custodial fees. The Equity Fund will not enter into any security lending arrangement having a duration longer than one year. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral. In either case, the Equity Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. Although voting rights, or rights to consent, attendant to securities on loan pass to the borrower, such loans may be called at any time and will be called so that the securities may be voted by the Equity Fund if a material event affecting the investment is to occur. The Equity Fund may pay a portion of the interest or fees earned from securities lending to a borrower or placing broker. Borrowers and placing brokers may not be affiliated, directly or indirectly, with ASBCM or any of its affiliates.

MONEY  MARKET  INSTRUMENTS  AND  TEMPORARY  INVESTMENTS

The Equity Fund may invest in the following types of high quality money market instruments that have remaining maturities not exceeding one year: (i) U.S. Government obligations; (ii) negotiable certificates of deposit, bankers' acceptances and fixed time deposits and other obligations of domestic banks (including foreign branches) that have more than $1 billion in total assets at the time of investment and are members of the Federal Reserve System or are examined by the Comptroller of the Currency or whose deposits are insured by the FDIC; (iii) commercial paper rated at the date of purchase "Prime-1" by Moody's or "A-1" or "A-1--" by S&P, or, if unrated, of comparable quality as determined by the Investment Adviser; and (iv) repurchase agreements. The Equity Fund also may invest in short-term U.S. dollar-denominated obligations of foreign banks (including U.S. branches) that at the time of investment: (i) have more than $10 billion, or the equivalent in other currencies, in total assets; (ii) are among the 75 largest foreign banks in the world as determined on the basis of assets;
(iii) have branches or agencies in the United States; and (iv) in the opinion of the Investment Adviser, are of comparable quality to obligations of U.S. banks which may be purchased by the Equity Fund.

LETTERS OF CREDIT. Certain of the debt obligations (including certificates of participation, commercial paper and other short-term obligations) which the Equity Fund may purchase may be backed by an unconditional and irrevocable letter of credit of a bank, savings and loan association or insurance company which assumes the obligation for payment of principal and interest in the event of default by the issuer. Only banks, savings and loan associations and insurance companies which, in the opinion of the Investment Adviser, are of comparable quality to issuers of other permitted investments of the Equity Fund may be used for letter of credit-backed investments.

REPURCHASE AGREEMENTS. The Equity Fund may enter into repurchase agreements, wherein the seller of a security to the Equity Fund agrees to repurchase that security from the Equity Fund at a mutually agreed upon time and price. The Equity Fund may enter into repurchase agreements only with respect to securities that could otherwise be purchased by the Equity Fund. All repurchase agreements will be fully collateralized at 102% based on values that are marked to market daily. The maturities of the underlying securities in a repurchase agreement transaction may be greater than twelve months, although the maximum term of a repurchase agreement will always be less than twelve months. If the seller defaults and the value of the underlying securities has declined, the Equity Fund may incur a loss. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, the Equity Fund's disposition of the security may be delayed or limited.

The Equity Fund may not enter into a repurchase agreement with a maturity of more than seven days, if, as a result, more than 15% of the Equity Fund's total net assets would be invested in repurchase agreements with maturities of more than seven days, restricted securities and illiquid securities. The Equity Fund may not enter into a repurchase agreement with a maturity of more than seven days, if, as a result, more than 15% of the market value of the Equity Fund's total net assets would be invested in repurchase agreements with maturities of more than seven days, restricted securities and illiquid securities. The Equity Fund will only enter into repurchase agreements with primary broker/dealers and commercial banks that meet guidelines established by the Board of Directors and that are not affiliated with the Investment Adviser. The Equity Fund may participate in pooled repurchase agreement transactions with other funds advised by the Investment Adviser.

OTHER  INVESTMENT  COMPANIES

The Equity Fund may invest in shares of other open-end management investment companies, up to the limits prescribed in Section 12(d) of the 1940 Act. Under the 1940 Act, the Equity Fund's investment in such securities currently is limited to, subject to certain exceptions, (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Equity Fund's net assets with respect to any one investment company and (iii) 10% of the Equity Fund's net assets in aggregate. Other investment companies in which the Equity Fund invests can be expected to charge fees for operating expenses such as investment advisory and administration fees, that would be in addition to those charged by the Equity Fund.

PRIVATELY  ISSUED  SECURITIES

The Equity Fund may invest in privately issued securities, including those which may be resold only in accordance with Rule 144A under the Securities Act of 1933 ("Rule 144A Securities"). Rule 144A Securities are restricted securities that are not publicly traded. Accordingly, the liquidity of the market for specific Rule 144A Securities may vary. Delay or difficulty in selling such securities may result in a loss to the Equity Fund. Privately issued or Rule 144A securities that are determined by the Investment Adviser to be "illiquid" are subject to the Equity Fund's policy of not investing more than 15% of its net assets in illiquid securities. The Investment Adviser, under guidelines approved by Board of Directors of Leland, will evaluate the liquidity characteristics of each Rule 144A Security proposed for purchase by the Equity Fund on a case-by-case basis and will consider the following factors, among others, in their evaluation: (1) the frequency of trades and quotes for the Rule 144A Security; (2) the number of dealers willing to purchase or sell the Rule 144A Security and the number of other potential purchasers; (3) dealer undertakings to make a market in the Rule 144A Security; and (4) the nature of the Rule 144A Security and the nature of the marketplace trades (e.g., the time needed to dispose of the Rule 144A Security, the method of soliciting offers and the mechanics of transfer).

UNRATED  INVESTMENTS

The Equity Fund may purchase instruments that are not rated if, in the opinion of the Investment Adviser, such obligations are of investment quality comparable to other rated investments that are permitted to be purchased by the Equity Fund. After purchase by the Equity Fund, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Equity Fund. Neither event will require a sale of such security by the Equity Fund. To the extent the ratings given by Moody's or S&P may change as a result of changes in such organizations or their rating systems, the Equity Fund will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in its Prospectus and in this SAI. The ratings of Moody's and S&P are more fully described in the SAI Appendix.

U.S.  GOVERNMENT  OBLIGATIONS

The Equity Fund may invest in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities ("U.S. Government obligations"). Payment of principal and interest on U.S. Government obligations (i) may be backed by the full faith and credit of the United States (as with U.S. Treasury bills and GNMA certificates) or (ii) may be backed solely by the issuing or guaranteeing agency or instrumentality itself (as with FNMA notes). In the latter case investors must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government will provide financial support to its agencies or instrumentalities where it is not obligated to do so. In addition, U.S. Government obligations are subject to fluctuations in market value due to fluctuations in market interest rates. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

WARRANTS

The Equity Fund may each invest up to 5% of its net assets at the time of purchase in warrants (other than those that have been acquired in units or attached to other securities), and not more than 2% of its net assets in warrants which are not listed on the New York or American Stock Exchange. Warrants represent rights to purchase securities at a specific price valid for a specific period of time. The prices of warrants do not necessarily correlate with the prices of the underlying securities. The Equity Fund may only purchase warrants on securities in which the Equity Fund may invest directly.

NATIONALLY  RECOGNIZED  STATISTICAL  RATINGS  ORGANIZATIONS

The ratings of Moody's Investors Service, Inc., Standard & Poor's Ratings Group, Division of McGraw Hill, Duff & Phelps Credit Rating Co., Fitch Investors Service, Inc. Thomson Bank Watch and IBCA Inc. represent their opinions as to the quality of debt securities. It should be emphasized, however, that ratings are general and not absolute standards of quality, and debt securities with the same maturity, interest rate and rating may have different yields while debt securities of the same maturity and interest rate with different ratings may have the same yield. Subsequent to purchase by the Equity Fund, an issue of debt securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Equity Fund. The Investment Adviser will consider such an event in determining whether the Equity Fund should continue to hold the obligation.

THE  BOND  FUNDS

INVESTMENT  POLICIES

FUNDAMENTAL  INVESTMENT  POLICIES

Each Bond Fund has adopted the following investment restrictions, all of which are fundamental policies; that is, they may not be changed without approval by the vote of the holders of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Bond Fund.

The  Bond  Funds  may  not:

     (1) purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of a Bond Fund's investments in that industry would equal 25% of the current value of such Bond Fund's total assets, provided that there is no limitation with respect to investment in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     (2) purchase securities of any issuer if, as a result, with respect to 75% of a Bond Fund's total assets, more than 5% of the value of its total assets would be invested in the securities of any one issuer or, with respect to 100% of its assets, such Bond Fund's ownership would be more than 10% of the outstanding voting securities of such issuer. This policy does not restrict a Bond Fund's ability to invest in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities;

     (3) borrow money except to the extent permitted by the 1940 Act, and the rules, regulations and exemptions thereunder;

     (4) issue senior securities except to the extent permitted by the 1940 Act, and the rules, regulations and exemptions thereunder;

     (5) make loans to other parties if, as a result, the aggregate value of such loanswould exceed one-third of a Bond Fund's total assets. For the purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt securities are not deemed to be the making of loans;

     (6) underwrite securities of other issuers, except to the extent that the purchase of permitted investments directly from the issuer thereof or from an underwriter for an issuer and the later disposition of such securities in accordance with a Bond Fund's investment program may be deemed to be an underwriting;

     (7) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Bond Funds from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business); nor

     (8) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Bond Funds from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).

NON-FUNDAMENTAL  INVESTMENT  POLICIES

Each Bond Fund has adopted the following non-fundamental policies which may be changed by a majority vote of Leland's Board of Directors at any time and without approval of such Bond Fund's shareholders.

     (1) Each Bond Fund may invest in shares of other open-end management investment companies, subject to the limitations of the 1940 Act, the rules thereunder, and any orders obtained thereunder now or in the future. Other investment companies in which the Bond Funds invest can be expected to charge fees for operating expenses, such as investment advisory and administration fees, that would be in addition to those charged by a Bond Fund.

     (2) Each Bond Fund may not invest or hold more than 15% of the Bond Fund's net assets in illiquid securities. For this purpose, illiquid securities include, among others, (a) securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale, (b) fixed time deposits that are subject to withdrawal penalties and that have maturities of more than seven days, and (c) repurchase agreements not terminable within seven days.

     (3) Each Bond Fund may lend securities from its portfolio to brokers, dealers and financial institutions, in amounts not to exceed (in the aggregate) one-third of the Bond Fund's total assets. Any such loans of portfolio securities will be fully collateralized based on values that are marked to market daily. The Bond Funds will not enter into any portfolio security lending arrangement having a duration of longer than one year.

     (4) Each Bond Fund may not make investments for the purpose of exercising control or management.

     (5) Each Bond Fund may not purchase securities on margin (except for short-term credits necessary for the clearance of transactions).

     (6) Each Bond Fund may not sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short (short sales "against the box"), and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.

     (7) Each Bond Fund may not purchase interests, leases, or limited partnership interests in oil, gas, or other mineral exploration or development programs.

ADDITIONAL  PERMITTED  INVESTMENT  ACTIVITIES  AND  ASSOCIATED  RISKS

Set forth below are descriptions of certain investments and additional investment policies for the Bond Funds.

BANK  OBLIGATIONS

The Bond Funds may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, a Bond Fund may be subject to additional investment risks that are different in some respects from those incurred by a bond fund which invests only in debt obligations of U.S. domestic issuers. Such risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits. In addition, foreign branches of U.S. banks and foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and recordkeeping standards than those applicable to domestic branches of U.S. banks.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by a Bond Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC"). Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating- or variable-interest rates.

BONDS

Certain of the debt instruments purchased by the Bond Funds may be bonds. The Bond Funds invest no more than 15% in bonds that are below investment grade. A bond is an interest-bearing security issued by a company or governmental unit. The issuer of a bond has a contractual obligation to pay interest at a stated rate on specific dates and to repay principal (the bond's face value) periodically or on a specified maturity date.

An issuer may have the right to redeem or "call" a bond before maturity, in which case the investor may have to reinvest the proceeds at lower market rates. The value of fixed-rate bonds will tend to fall when interest rates rise and rise when interest rates fall. The value of "floating-rate" or "variable-rate" bonds, on the other hand, fluctuate much less in response to market interest rate movements than the value of fixed rate bonds.

Bonds may be senior or subordinated obligations. Senior obligations generally have the first claim on a corporation's earnings and assets and, in the event of liquidation, are paid before subordinated debt. Bonds may be unsecured (backed only by the issuer's general creditworthiness) or secured (also backed by specified collateral).

COMMERCIAL  PAPER

The Bond Funds may invest in commercial paper (including variable amount master demand notes) which refers to short-term, unsecured promissory notes issued by corporations to finance short-term credit needs. Commercial paper is usually sold on a discount basis and has a maturity at the time of issuance not exceeding nine months. Variable amount master demand notes are demand obligations which permit the investment of fluctuating amounts at varying market rates of interest pursuant to arrangements between the issuer and a commercial bank acting as agent for the payee of such notes whereby both parties have the right to vary the amount of the outstanding indebtedness on the notes.
Investments by the Bond Funds in commercial paper (including variable rate demand notes and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations and financial institutions, as well as similar instruments issued by government agencies and instrumentalities) will consist of issues that are rated in one of the two highest rating categories by a Nationally Recognized Ratings Organization ("NRRO"). Commercial paper may include variable- and floating-rate instruments.

CONVERTIBLE  SECURITIES

The Bond Funds may invest in convertible securities. A convertible security is generally a debt obligation or preferred stock that may be converted within a specified period of time into a certain amount of common stock of the same or a different user. A convertible security provides a fixed-income stream and the opportunity, through its conversion feature, to participate in the capital appreciation resulting from a market price advance in its underlying common stock. As with a straight fixed-income security, a convertible security tends to increase in market value when interest rates decline and decrease in value when interest rates rise. Like a common stock, the value of a convertible security also tends to increase as the market value of the underlying stock rises, and it tends to decrease as the market value of the underlying stock declines. Because its value can be influenced by both interest rate and market movements, a convertible security is not as sensitive to interest rats as a similar fixed-income security, nor is it as sensitive to changes in share price as its underlying stock.

The creditworthiness of the issuer of a convertible security may be important in determining the security's true value. This is because the holder of a convertible security will have recourse only to the issuer. In addition, a convertible security may be subject to redemption by the issuer, but only after a specified date and under circumstances established at the time the security is issued.

While the Bond Funds use the same criteria to rate a convertible debt security that it uses to rate a more conventional debt security, a convertible preferred stock is treated like a preferred stock for a Bond Fund's financial reporting, credit rating, and investment limitation purposes. A preferred stock is subordinated to all debt obligations in the event of insolvency, and an issuer's failure to make a dividend payment is generally not an event of default entitling the preferred shareholder to take action. A preferred stock generally has no maturity date, so that its market value is dependent on the issuer's business prospects for an indefinite period of time. In addition, distributions from preferred stock are dividends, rather than interest payments, and are usually treated as such for corporate tax purposes.

FLOATING-  AND  VARIABLE-RATE  OBLIGATIONS

The Bond Funds may purchase floating- and variable-rate obligations such as demand notes and bonds. Variable-rate demand notes include master demand notes that are obligations that permit a Bond Fund to invest fluctuating amounts, which may change daily without penalty, pursuant to direct arrangements between the Bond Fund, as lender, and the borrower. The interest rate on a floating-rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable-rate demand obligation is adjusted automatically at specified intervals. The issuer of such obligations ordinarily has a right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders of such obligations. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks.

There generally is no established secondary market for these obligations because they are direct lending arrangements between the lender and borrower. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, a Bond Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Such obligations frequently are not rated by credit rating agencies and each Bond Fund may invest in obligations which are not so rated only if the Investment Adviser determines that at the time of investment the obligations are of comparable quality to the other obligations in which such Bond Fund may invest. The Investment Adviser, on behalf of each Bond Fund, considers on an ongoing basis the creditworthiness of the issuers of the floating- and variable-rate demand obligations in such Bond Fund's portfolio. No Bond Fund will invest more than 15% of the value of its total net assets in floating-or variable-rate demand obligations whose demand feature is not exercisable within seven days. Such obligations may be treated as liquid, if an active secondary market exists. Floating- and variable-rate instruments are subject to interest- rate risk and credit risk.

The floating- and variable-rate instruments that the Bond Funds may purchase include certificates of participation in such instruments.

FOREIGN  OBLIGATIONS  AND  SECURITIES

Each Bond Fund may invest up to 25% of its assets in high-quality, short-term debt obligations of foreign branches of U.S. banks, U.S. branches of foreign banks and short-term debt obligations of foreign governmental agencies that are denominated in and pay interest in U.S. dollars. Investments in foreign obligations involve certain considerations that are not typically associated with investing in domestic obligations. There may be less publicly available information about a foreign issuer than about a domestic issuer and the available information may be less reliable. In addition, with respect to certain foreign countries, taxes may be withheld at the source under foreign tax laws, and there is a possibility of expropriation or confiscatory taxation, political or social instability or diplomatic developments that could adversely affect investments in, the liquidity of, and the ability to enforce contractual obligations with respect to, securities of issuers located in those countries. The Bond Funds may invest in securities denominated in currencies other than the U.S. dollar and may temporarily hold funds in bank deposits or other money market investments denominated in foreign currencies. Therefore, the Bond Funds may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between such currencies and the dollar. Changes in foreign currency exchange rates influence values within a Bond Fund from the perspective of U.S. investors. The rate of exchange between the U.S. dollar and other currencies is determined by the forces of supply and demand in the foreign exchange markets. These forces are affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors.

FORWARD  COMMITMENT,  WHEN-ISSUED  AND  DELAYED-DELIVERY  TRANSACTIONS

The Bond Funds may purchase or sell securities on a when-issued or delayed-delivery basis and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. Delivery and payment on such transaction normally take place within 120 days after the date of the commitment to purchase. Securities purchased or sold on a when-issued, delayed-delivery or forward commitment basis involve a risk of loss if the value of the security to be purchased declines, or the value of the security to be sold increases, before the settlement date. The Bond Funds will establish a segregated account in which they will maintain cash, U.S. Government obligations or other high-quality debt instruments in an amount at least equal in value to each such Bond Fund's commitments to purchase when-issued securities. If the value of these assets declines, a Bond Fund will place additional liquid assets in the account on a daily basis so that the value of the assets in the account is equal to the amount of such commitments.

ILLIQUID  SECURITIES

The Bond Funds may invest in securities not registered under the Securities Act of 1933, as amended (the "1933 Act") and other securities subject to legal or other restrictions on resale. Because such securities may be less liquid than other investments, they may be difficult to sell promptly at an acceptable price. Delay or difficulty in selling securities may result in a loss or be costly to a Bond Fund. Each Bond Fund may invest up to 15% of its net assets in illiquid securities.

LOANS  OF  PORTFOLIO  SECURITIES

Each Bond Fund may lend its portfolio securities to brokers, dealers and financial institutions, provided: (1) the loan is secured continuously by collateral consisting of U.S. Government securities or cash or letters of credit maintained on a daily marked-to-market basis in an amount at least equal to the current market value of the securities loaned; (2) such Bond Fund may at any time call the loan and obtain the return of the securities loaned within five business days; (3) such Bond Fund will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed the limits established by the 1940 Act.

A Bond Fund will earn income for lending its securities because cash collateral pursuant to these loans will be invested in short-term money market instruments. In connection with lending securities, a Bond Fund may pay reasonable finders, administrative and custodial fees. A Bond Fund will not enter into any security lending arrangement having a duration longer than one year. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral. In either case, a Bond Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. Although voting rights, or rights to consent, attendant to securities on loan pass to the borrower, such loans may be called at any time and will be called so that the securities may be voted by a Bond Fund if a material event affecting the investment is to occur. A Bond Fund may pay a portion of the interest or fee earned from securities lending to a borrower or a placing broker. Borrowers and placing brokers may not be affiliated, directly or indirectly with ASBCM or any of its affiliates.

MORTGAGE-RELATED  SECURITIES

The Bond Funds may invest in mortgage-related securities. Mortgage pass-through securities are securities representing interests in "pools" of mortgages in which payments of both interest and principal on the securities are made monthly, in effect "passing through" monthly payments made by the individual borrowers on the residential mortgage loans which underlie the securities (net of fees paid to the issuer or guarantor of the securities). Payment of principal and interest on some mortgage pass-through securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government or its agencies or instrumentalities. Mortgage pass-through securities created by non- government issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers) may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance, and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers.

PREPAYMENT RISK. The stated maturities of mortgage-related securities may be shortened by unscheduled prepayments of principal on the underlying mortgages. Therefore, it is not possible to predict accurately the average maturity of a particular mortgage-related security. Variations in the maturities of mortgage-related securities will affect the yield of a Bond Fund. Early repayment of principal on mortgage-related securities may expose a Bond Fund to a lower rate of return upon reinvestment of principal. Also, if a security subject to prepayment has been purchased at a premium, in the event of prepayment the value of the premium would be lost. Like other fixed-income securities, when interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates decline, the value of mortgage-related securities with prepayment features may not increase as much as other fixed-income securities.

COLLATERALIZED MORTGAGE OBLIGATIONS ("CMOS") AND ADJUSTABLE RATE MORTGAGES ("ARMS"). The Bond Funds may also invest in investment grade CMOs. CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA"). CMOs are structured into multiple classes, with each class bearing a different stated maturity. Payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired. As new types of mortgage-related securities are developed and offered to investors, the Investment Adviser will, consistent with the Bond Funds' investment objectives, policies and quality standards, consider making investments in such new types of mortgage-related securities.


The Bond Funds each may invest in ARMs issued or guaranteed by the GNMA, FNMA or the FHLMC. The full and timely payment of principal and interest on GNMA ARMs is guaranteed by GNMA and backed by the full faith and credit of the U.S. Government. FNMA also guarantees full and timely payment of both interest and principal, while FHLMC guarantees full and timely payment of interest and ultimate payment of principal. FNMA and FHLMC ARMs are not backed by the full faith and credit of the United States. However, because FNMA and FHLMC are government-sponsored enterprises, these securities are generally considered to be high quality investments that present minimal credit risks. The yields provided by these ARMs have historically exceeded the yields on other types of U.S. Government securities with comparable maturities, although there can be no assurance that this historical performance will continue.


The mortgages underlying ARMs guaranteed by GNMA are typically insured or guaranteed by the Federal Housing Administration, the Veterans Administration or the Farmers Home Administration, while those underlying ARMs issued by FNMA or FHLMC are typically conventional residential mortgages which are not so insured or guaranteed, but which conform to specific underwriting, size and maturity standards. The interest rates on the mortgages underlying the ARMs and some of the CMOs in which the Bond Funds may invest generally are readjusted at periodic intervals ranging from one year or less to several years in response to changes in a predetermined commonly-recognized interest rate index. The adjustable rate feature should reduce, but will not eliminate, price fluctuations in such securities, particularly when market interest rates fluctuate. The net asset value of a Bond Fund's shares may fluctuate to the extent interest rates on underlying mortgages differ from prevailing market interest rates during interim periods between interest rate reset dates. Accordingly, investors could experience some loss if they redeem their shares of a Bond Fund or if the Bond Funds sells these portfolio securities before the interest rates on the underlying mortgages are adjusted to reflect prevailing market interest rates. The holder of ARMs and CMOs are also subject to prepayment risk.


The Bond Funds will not invest in CMOs that, at the time of purchase, are "high-risk mortgage securities" as defined in the then current Federal Financial Institutions Examination Council Supervisory Policy Statement on Securities Activities. High-risk mortgage securities are generally those with long durations or those which are likely to be more sensitive to interest-rate fluctuations.

MORTGAGE PASS-THROUGHS OR PARTICIPATION CERTIFICATES ("PCS"). The Bond Funds also may invest in mortgage pass-through securities, also known as mortgage PCs. PCs represent a direct ownership interest in a pool of mortgage loans. The issuer or servicer of PCs collects the monthly payments from the homeowners whose loans are in a given pool and "passes through" the cash flow to investors in monthly payments which represent both interest and repayment of principal. PCs are subject to prepayment risk.

Most PCs are issued and/or guaranteed by GNMA, FNMA or FHLMC and carry an implied AAA credit rating. The remainder are privately issued and generally rated AAA or AA. The payments of principal and interest on PCs are considered secure; however, the cash flow on these investments may vary from month to month, depending on the actual prepayment rate of the underlying mortgage loans. At issuance, the stated maturity PCs is generally 30 years, although an increasing number may have 15-, seven- or five-year stated maturities.

Most PCs are backed by fixed-rate mortgage loans; however, ARMs are also pooled to create the securities. Most ARMs have caps and floors limiting the extent of interest-rate changes, and these option-like characteristics require that pass-throughs backed by ARMs have higher yields than pure floating-rate debt securities. The market for ARMS is largely an institutional market.

ASSET-BACKED  SECURITIES

The Bond Funds may invest in various types of asset-backed securities. Asset-backed securities are securities that represent an interest in an underlying security. The asset-backed securities in which the Bond Funds invest may consist of undivided fractional interests in pools of consumer loans or receivables held in trust. Examples include certificates for automobile receivables (CARS) and credit card receivables (CARDS). Payments of principal and interest on these asset-backed securities are "passed through" on a monthly or other periodic basis to certificate holders and are typically supported by some form of credit enhancement, such as a surety bond, limited guaranty, or subordination. The extent of credit enhancement varies, but usually amounts to only a fraction of the asset-backed security's par value until exhausted. Ultimately, asset-backed securities are dependent upon payment of the consumer loans or receivables by individuals, and the certificate holder frequently has no recourse to the entity that originated the loans or receivables. The actual maturity and realized yield will vary based upon the prepayment experience of the underlying asset pool and prevailing interest rates at the time of prepayment. Asset-backed securities are relatively new instruments and may be subject to greater risk of default during periods of economic downturn than other instruments. Also, the secondary market for certain asset-backed securities may not be as liquid as the market for other types of securities, which could result in a Bond Fund experiencing difficulty in valuing or liquidating such securities. The Bond Funds may also invest in securities backed by pools of mortgages. The investments are described under the heading "Mortgage-Related Securities."

OTHER  INVESTMENT  COMPANIES

The Bond Funds may invest in shares of other open-end management investment companies, up to the limits prescribed in Section 12(d) of the 1940 Act. Under the 1940 Act, a Bond Fund's investment in such securities currently is limited to, subject to certain exceptions, (i) 3% of the total voting stock of any one investment company, (ii) 5% of such Bond Fund's net assets with respect to any one investment company and (iii) 10% of such Bond Fund's net assets in aggregate. Other investment companies in which the Bond Funds invest can be expected to charge fees for operating expenses, such as investment advisory and administration fees, that would be in addition to those charged by the Bond Funds.

REPURCHASE  AGREEMENTS

Each Bond Fund may enter into repurchase agreements, wherein the seller of a security to a Bond Fund agrees to repurchase that security from a Bond Fund at a mutually agreed upon time and price. A Bond Fund may enter into repurchase agreements only with respect to securities that could otherwise be purchased by such Bond Fund. All repurchase agreements will be fully collateralized at 102% based on values that are marked to market daily. The maturities of the


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
underlying securities in a repurchase agreement transaction may be greater than twelve months, although the maximum term of a repurchase agreement will always be less than twelve months. If the seller defaults and the value of the underlying securities has declined, a Bond Fund may incur a loss. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, such Bond Fund's disposition of the security may be delayed or limited.

A Bond Fund may not enter into a repurchase agreement with a maturity of more than seven days, if, as a result, more than 15% of the market value of such Bond Fund's total net assets would be invested in repurchase agreements with maturities of more than seven days, restricted securities and illiquid securities. A Bond Fund will only enter into repurchase agreements with primary broker/dealers and commercial banks that meet guidelines established by the Board of Directors and that are not affiliated with the Investment Adviser. The Bond Funds may participate in pooled repurchase agreement transactions with other funds advised by ASBCM.

REVERSE  REPURCHASE  AGREEMENTS

The Bond Funds intend to limit their borrowings (including reverse repurchase agreements) during the current fiscal year to not more than 10% of net assets. At the time a Bond Fund enters into a reverse repurchase agreement (an agreement under which a Bond Fund sells their portfolio securities and agrees to repurchase them at an agreed-upon date and price), it will place in a segregated custodial account liquid assets such as U.S. Government securities or other liquid high-grade debt securities having a value equal to or greater than the repurchase price (including accrued interest) and will subsequently monitor the account to ensure that such value is maintained. Reverse repurchase agreements involve the risk that the market value of the securities sold by the Bond Funds may decline below the price at which the Bond Funds are obligated to repurchase the securities. Reverse repurchase agreements are considered to be borrowings under the 1940 Act.

MUNICIPAL  BONDS

The Bond Funds may invest in municipal bonds. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. Municipal bonds are debt obligations issued to obtain funds for various public purposes. Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user. Certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds to provide privately-operated facilities. The Bond Funds may not invest 20% or more of their respective assets in industrial development bonds.

From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal obligations. For example, under federal tax legislation enacted in 1986, interest on certain private activity bonds must be included in an investor's alternative minimum taxable income, and corporate investors must treat all tax-exempt interest as an item of tax preference. Moreover the Bond
Funds cannot predict what legislation, if any, may be proposed in the state legislature regarding the state income tax status of interest on such obligations, or which proposals, if any, might be enacted. Such proposals, while pending or if enacted, might materially and adversely affect the availability of municipal obligations generally for investment by the Bond Funds and the liquidity and value of the Bond Funds' portfolios. In such an event, the Bond Funds would re-evaluate their investment objectives and policies and consider possible changes in their structure or possible dissolution.

Certain of the municipal obligations held by the Bond Funds may be insured as to the timely payment of principal and interest. The insurance policies usually are obtained by the issuer of the municipal obligation at the time of its original issuance. In the event that the issuer defaults on interest or principal payment, the insurer will be notified and will be required to make payment to the bondholders. There is, however, no guarantee that the insurer will meet its obligations. In addition, such insurance does not protect against market fluctuations caused by changes in interest rates and other factors.

MUNICIPAL  NOTES

The Bond Funds may invest in municipal notes. Municipal notes include, but are not limited to, tax anticipation notes ("TANs"), bond anticipation notes ("BANs"), revenue anticipation notes ("RANs") and construction loan notes. Notes sold as interim financing in anticipation of collection of taxes, a bond sale or receipt of other revenues are usually general obligations of the issuer.

TANS. An uncertainty in a municipal issuer's capacity to raise taxes as a result of such events as a decline in its tax base or a rise in delinquencies could adversely affect the issuer's ability to meet its obligations on outstanding TANs. Furthermore, some municipal issuers mix various tax proceeds into a general fund that is used to meet obligations other than those of the outstanding TANs. Use of such a general fund to meet various obligations could affect the likelihood of making payments on TANs.

BANS. The ability of a municipal issuer to meet its obligations on its BANs is primarily dependent on the issuer's adequate access to the longer term municipal bond market and the likelihood that the proceeds of such bond sales will be used to pay the principal of, and interest on, BANs.

RANS. A decline in the receipt of certain revenues, such as anticipated revenues from another level of government, could adversely affect an issuer's ability to meet its obligations on outstanding RANs. In addition, the possibility that the revenues would, when received, be used to meet other obligations could affect the ability of the issuer to pay the principal of, and interest on, RANs.

The values of outstanding municipal securities will vary as a result of changing market evaluations of the ability of their issuers to meet the interest and principal payments (i.e., credit risk). Such values also will change in response to changes in the interest rates payable on new issues of municipal securities (i.e., market risk). Changes in the value of municipal securities held in the Bond Funds' portfolios arising from these or other factors will cause changes in the net asset value per share of the Bond Funds.

U.S.  GOVERNMENT  OBLIGATIONS

The Bond Funds may invest in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities ("U.S. Government Obligations"). Payment of principal and interest on U.S. Government Obligations (i) may be backed by the full faith and credit of the United States (as with U.S. Treasury bills and GNMA certificates) or (ii) may be backed solely by the issuing or guaranteeing agency or instrumentality itself (as with FNMA notes). In the latter case investors must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government will provide financial support to its agencies or instrumentalities where it is not obligated to do so. In addition, U.S. Government Obligations are subject to fluctuations in market value due to fluctuations in market interest rates. As a general matter, the value of debt instruments, including U.S. Government Obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government Obligations are subject to fluctuations in yield or value due to their structure or contract terms.

ZERO  COUPON  BONDS

The Bond Funds may invest in zero coupon bonds. Zero coupon bonds are securities that make no periodic interest payments, but are instead sold at discounts from face value. The buyer of such a bond receives the rate of return by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. Because zero coupon bonds bear no interest, they are more sensitive to interest-rate changes and are therefore more volatile. When interest rates rise, the discount to face value of the security deepens and the securities decrease more rapidly in value, when interest rates fall, zero coupon securities rise more rapidly in value because the bonds carry fixed interest rates that become more attractive in a falling interest rate environment.

NATIONALLY  RECOGNIZED  RATINGS  ORGANIZATIONS

The ratings of Moody's, S&P, Division of McGraw Hill, Duff & Phelps Credit Rating Co., Fitch Investors Service, Inc. Thomson Bank Watch and IBCA Inc. represent their opinions as to the quality of debt securities. It should be emphasized, however, that ratings are general and not absolute standards of quality, and debt securities with the same maturity, interest rate and rating may have different yields while debt securities of the same maturity and interest rate with different ratings may have the same yield. Subsequent to purchase by the Bond Funds, an issue of debt securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Bond Funds. The Investment Adviser will consider such an event in determining whether the Bond Fund involved should continue to hold the obligation.

THE  MONEY  MARKET  FUND

INVESTMENT  POLICIES

FUNDAMENTAL  INVESTMENT  POLICIES

The Money Market Fund has adopted the following investment restrictions, all of which are fundamental policies; that is, they may not be changed without approval by the vote of the holders of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Money Market Fund.

The Money Market Fund may not:

     (1) purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Money Market Fund's investments in that industry would equal 25% of the current value of the Money Market Fund's total assets, provided that there is no limitation with respect to investment in (i) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, (ii) tax-exempt municipal securities, and (iii) foreign government securities. For purposes of this policy, (i) "Mortgage Related Securities," as they are defined in the Securities Exchange Act of 1934, as amended (the "1934 Act") are treated as securities of an issuer in the industry of the primary type of asset backing the security; (ii) financial services companies are classified according to the end users of their services (for example, automobile finance, bank finance, and diversified finance); and (iii) utility companies are classified according to their services (for example, gas, gas transmission, electric and gas, electric and telephone). In certain circumstances, the guarantor of a guaranteed security may also be considered to be an issuer in connection with such guarantee, except that a guarantee of a security shall not be deemed to be a security issued by the guarantor when the value of all securities issued and guaranteed by the guarantor, and owned by the Money Market Fund, does not exceed 10% of the value of the Money Market Fund's total assets;

     (2) purchase securities of any issuer if, as a result, with respect to 75% of the Money Market Fund's total assets, more than 5% of the value of its total assets would be invested in the securities of any one issuer or, with respect to 100% of its assets, the Money Market Fund's ownership would be more than 10% of the outstanding voting securities of such issuer. This policy does not restrict the Money Market Fund's ability to invest in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities;

     (3) borrow money except to the extent permitted by the 1940 Act, and the rules, regulations and exemptions thereunder;

     (4) issue senior securities except to the extent permitted by the 1940 Act, and the rules, regulations and exemptions thereunder;

     (5) make loans to other parties if, as a result, the aggregate value of such loans would exceed one-third of the Money Market Fund's total assets. For the purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt securities are not deemed to be the making of loans;

     (6) underwrite securities of other issuers, except to the extent that the purchase of permitted investments directly from the issuer thereof or from an underwriter for an issuer and the later disposition of such securities in accordance with the Money Market Fund's investment program may be deemed to be an underwriting;

     (7) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Money Market Fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business); nor

     (8) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Money Market Fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).

NON-FUNDAMENTAL  INVESTMENT  POLICIES

The Money Market Fund has adopted the following non-fundamental policies which may be changed by a majority vote of the Board of Directors at any time and without approval of such Fund's shareholders.

     (1) The Money Market Fund may invest in shares of other open-end management investment companies, subject to the limitations of the 1940 Act, the rules thereunder, and any orders obtained thereunder now or in the future. Other investment companies in which the Money Market

          Fund invests can be expected to charge fees for operating expenses, such as investment advisory and administration fees, that would be in addition to those charged by the Money Market Fund.

     (2) The Money Market Fund may not invest or hold more than 10% of the Money Market Fund's net assets in illiquid securities. For this purpose, illiquid securities include, among others, (a) securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale, (b) fixed time deposits that are subject to withdrawal penalties and that have maturities of more than seven days, and (c) repurchase agreements not terminable within seven days.

     (3) The Money Market Fund may lend securities from its portfolio to brokers, dealers and financial institutions, in amounts not to exceed (in the aggregate) one-third of the Money Market Fund's total assets. Any such loans of portfolio securities will be fully collateralized based on values that are marked to market daily. The Money Market Fund will not enter into any portfolio security lending arrangement having a duration of longer than one year.

     (4) The Money Market Fund may not make investments for the purpose of exercising control or management.

     (5) The Money Market Fund may not purchase securities on margin (except for short-term credits necessary for the clearance of transactions).

     (6) The Money Market Fund may not sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short (short sales "against the box"), and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.

     (7) The Money Market Fund may not purchase interests, leases, or limited partnership interests in oil, gas, or other mineral exploration or development programs.

ADDITIONAL  PERMITTED  INVESTMENT  ACTIVITIES  AND  ASSOCIATED  RISKS

Set forth below are descriptions of certain investments and additional investment policies for the Money Market Fund.

BANK  OBLIGATIONS

The Money Market Fund may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic and foreign banks, foreign subsidiaries of domestic banks, foreign branches of domestic and foreign banks, and domestic and foreign branches of foreign banks, domestic savings banks and associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, the Money Market Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. Such risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits. In addition, foreign branches of U.S. banks and foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and recordkeeping standards than those applicable to domestic branches of U.S. banks.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by the Money Market Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC"). Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating- or variable-interest rates.

COMMERCIAL  PAPER

The Money Market Fund may invest in commercial paper. Commercial paper includes short-term unsecured promissory notes, variable rate demand notes and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations and financial institutions as well as similar taxable instruments issued by government agencies and instrumentalities.

DERIVATIVE  SECURITIES

The internal investment policies of the Investment Adviser prohibit the Money Market Fund's purchase of many types of floating-rate derivative securities that are considered potentially volatile. The following types of derivative securities ARE NOT permitted investments for the Money Market Fund:

     - capped floaters (on which interest is not paid when market rates move above a certain level);

     - leveraged floaters (whose interest rate reset provisions are based on a formula that magnifies changes in interest rates);

     - range floaters (which do not pay any interest if market interest rates move outside of a specified range);

     - dual index floaters (whose interest rate reset provisions are tied to more than one index so that a change in the relationship between these indices may result in the value of the instrument falling below face value); and

     - inverse floaters (which reset in the opposite direction of their index).

FLOATING-  AND  VARIABLE-RATE  OBLIGATIONS

The Money Market Fund may purchase floating- and variable-rate obligations such as demand notes and bonds. These obligations may have stated maturities in excess of thirteen months, but they permit the holder to demand payment of principal at any time, or at specified intervals not exceeding thirteen months. Variable- rate demand notes include master demand notes that are obligations that permit the Money Market Fund to invest fluctuating amounts, which may change daily without penalty, pursuant to direct arrangements between the Money Market Fund, as lender, and the borrower. The interest rates on these notes fluctuates from time to time, but the Money Market Fund may only invest in floating- or variable-rate securities that bear interest at a rate that resets quarterly or more frequently and that resets based on standard money market rate indices. The issuer of such obligations ordinarily has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders of such obligations.

Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Money Market Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Such obligations frequently are not rated by credit rating agencies and the Money Market Fund may invest in obligations which are not so rated only if the Investment Adviser determines that at the time of investment the obligations are of comparable quality to the other obligations in which the Money Market Fund may invest. The Investment Adviser, on behalf of the Money Market, considers on an ongoing basis the creditworthiness of the issuers of the floating- and variable-rate demand obligations in such Fund's portfolio. The Money Market Fund will not invest more than 10% of the value of its total net assets in floating- or variable-rate demand obligations whose demand feature is not exercisable within seven days. Such obligations may be treated as liquid, provided that an active secondary market exists.

FOREIGN  OBLIGATIONS

The Money Market Fund may invest up to 25% of its assets in high-quality, short-term (thirteen months or less) debt obligations of foreign branches of U.S. banks or U.S. branches of foreign banks that are denominated in and pay interest in U.S. dollars. Investments in foreign obligations involve certain considerations that are not typically associated with investing in domestic obligations. There may be less publicly available information about a foreign issuer than about a domestic issuer. Foreign issuers also are not subject to the same uniform accounting, auditing and financial reporting standards or governmental supervision as domestic issuers. In addition, with respect to certain foreign countries, taxes may be withheld at the source under foreign income tax laws and there is a possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments that could affect adversely investments in, the liquidity of, and the ability to enforce contractual obligations with respect to, securities of issuers located in those countries.

FORWARD  COMMITMENTS,  WHEN-ISSUED  PURCHASES  AND DELAYED-DELIVERY TRANSACTIONS

The Money Market Fund may purchase or sell securities on a when-issued or delayed-delivery basis and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. Securities purchased or sold on a when-issued, delayed-delivery or forward commitment basis involve a risk of loss if the value of the security to be purchased declines, or the value of the security to be sold increases, before the settlement date.

The Money Market Fund will segregate cash, U.S. Government obligations or other high-quality debt instruments in an amount at least equal in value to the Money Market Fund's commitments to purchase when-issued securities. If the value of these assets declines, the Money Market Fund will segregate additional liquid assets on a daily basis so that the value of the segregated assets is equal to the amount of such commitments.

LETTERS  OF  CREDIT

Certain of the debt obligations (including certificates of participation, commercial paper and other short-term obligations) which the Money Market Fund may purchase may be backed by an unconditional and irrevocable letter of credit of a bank, savings and loan association or insurance company which assumes the obligation for payment of principal and interest in the event of default by the issuer. Only banks, savings and loan associations and insurance companies which, in the opinion of ASBCM, are of comparable quality to issuers of other permitted investments of the Money Market Fund may be used for letter of credit-backed investments.

OTHER  INVESTMENT  COMPANIES

The Money Market Fund may invest in shares of other open-end management investment companies, up to the limits prescribed in Section 12(d) of the 1940 Act. Under the 1940 Act, the Money Market Fund's investment in such securities currently is limited to, subject to certain exceptions, (i) 3% of the total voting stock of any one investment company, (ii) 5% of such Fund's net assets with respect to any one investment company and (iii) 10% of such Fund's net assets in aggregate. Other investment companies in which the Money Market Fund invests can be expected to charge fees for operating expenses such as investment advisory and administration fees, that would be in addition to those charged by the Money Market Fund.

RATINGS  OF  SECURITIES

Any security that the Money Market Fund purchases must present minimal credit risks and be of "high quality" or "highest quality." "High quality" means to be rated in the top two rating categories and "highest quality" means to be rated only in the top rating category, by the requisite Nationally Recognized Ratings Organization ("NRRO") or, if unrated, determined to be of comparable quality to such rated securities by the Investment Adviser, under guidelines adopted by the Board of Directors.

The ratings of Moody's, S&P, Duff & Phelps Credit Rating Co., Fitch Investors Service, Inc., Thomson Bank Watch and IBCA Inc. represent their opinions as to the quality of debt securities. It should be emphasized, however, that ratings are general and not absolute standards of quality, and debt securities with the same maturity, interest rate and rating may have different yields while debt securities of the same maturity and interest rate with different ratings may have the same yield. Subsequent to purchase by the Money Market Fund, an issue of debt securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Money Market Fund. The Investment Adviser will consider such an event in determining whether the Money Market Fund should continue to hold the obligation.

REPURCHASE  AGREEMENTS

The Money Market Fund may enter into repurchase agreements wherein the seller of a security to the Money Market Fund agrees to repurchase that security from the Fund at a mutually agreed upon time and price. The Money Market Fund may enter into repurchase agreements only with respect to securities that could otherwise be purchased by the Fund. All repurchase agreements will be fully collateralized at at least 102% based on values that are marked to market daily. The maturities of the underlying securities in a repurchase agreement transaction may be greater than twelve months, although the maximum term of a repurchase agreement will always be less than twelve months. If the seller defaults and the value of the underlying securities has declined, the Money Market Fund may incur a loss. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, the Money Market Fund's disposition of the security may be delayed or limited.

The Money Market Fund may not enter into a repurchase agreement with a maturity of more than seven days, if, as a result, more than 10% of the market value of such Fund's total net assets would be invested in repurchase agreements with maturities of more than seven days, restricted securities and illiquid securities. The Money Market Fund will only enter into repurchase agreements with primary broker/dealers and commercial banks that meet guidelines established by the Board of Directors and that are not affiliated with the Investment Adviser. The Money Market Fund may participate in pooled repurchase agreement transactions with other funds advised by ASBCM.

UNRATED  AND  DOWNGRADED  INVESTMENTS

The Money Market Fund may purchase instruments that are not rated if, in the opinion of the Investment Adviser, such obligations are of comparable quality to other rated investments that are permitted to be purchased by the Money Market Fund. The Money Market Fund may purchase unrated instruments only if they are purchased in accordance with the Money Market Fund's procedures adopted by Leland's Board of Directors in accordance with Rule 2a-7 under the 1940 Act. After purchase by the Money Market Fund, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. In the event that a portfolio security ceases to be an "Eligible Security" or no longer "presents minimal credit risks," immediate sale of such security is not required, provided that the Board of Directors has determined that disposal of the portfolio security would not be in the best interests of the Money Market Fund.

U.S.  GOVERNMENT  AND  U.S.  TREASURY  OBLIGATIONS

The Money Market Fund may invest in obligations of agencies and instrumentalities of the U.S. Government ("U.S. Government obligations"). Payment of principal and interest on U.S. Government obligations (i) may be backed by the full faith and credit of the United States (as with U.S. Treasury bills and GNMA certificates) or (ii) may be backed solely by the issuing or guaranteeing agency or instrumentality itself (as with FNMA notes). In the latter case investors must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government will provide financial support to its agencies or instrumentalities where it is not obligated to do so. In addition, U.S. Government obligations are subject to fluctuations in market value due to fluctuations in market interest rates. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

                             MANAGEMENT OF THE FUNDS

The business of the Funds is managed by Leland's Board of Directors which elects officers responsible for the day to day operations of the Funds and for the execution of the policies formulated by the Board of Directors.

The following table sets forth the principal occupation or employment of the members of the Board of Directors and principal officers of Leland.


                                                                Principal Occupation(s) During
                                                                -------------------------------
Name (Age) and Address            Position(s) Held with Leland           Past 5 Years
--------------------------------  ----------------------------  -------------------------------
Walter R. Fatzinger, Jr., (57)*   Director                      1999 - Present:
                                                                -------------------------------
                                                                President, ASB Capital
Leland Funds, Inc.                                              Management, Inc.
c/o ASB Capital Management, Inc.
1101 Pennsylvania Avenue, N.W.                                  1994 - 1999:
                                                                -------------------------------
Suite 300                                                       President - Greater Washington
Washington, D.C. 20004                                          Region, First National Bank of
                                                                Maryland; Executive Vice
                                                                President - Institutional Bank,
                                                                First National Bank of Maryland


Leslie A. Nicholson, (59)*        Director                      1996 - Present:
                                                                -------------------------------
                                                                Executive Vice President and
Leland Funds, Inc.                                              General Counsel, Chevy Chase
c/o ASB Capital Management, Inc.                                Bank
1101 Pennsylvania Avenue, N.W.
Suite 300                                                       1994 - 1996:
                                                                -------------------------------
Washington, D.C. 20004                                          Partner, Shaw Pittman law firm

*  An  "interested  person"  of  Leland  as  defined  in  the  1940  Act.

Leland makes no payments to any of its officers for services. However, each of Leland's Directors who are not "interested persons" (the "Disinterested Directors") are paid by Leland an annual fee of $[ ] and fees of $[ ] for each meeting they attend (other than those held by telephone conference call). Each Director is reimbursed by Leland for any expenses incurred by reason of attending such meetings or in connection with services performed for the Funds.

The following table sets forth information regarding compensation of Directors by Leland and by the fund complex of which the Funds are a part. In the column headed "Total Compensation from Leland and Fund Complex Paid to Directors," the number in parentheses indicates the total number of boards in the fund complex on which the Director served as of [date].


                                               COMPENSATION TABLE

                                                                                                   Total
                                                                                                Compensation
                        Aggregate       Pension or Retirement                                 from Leland and
Name of Person         Compensation  Benefits Accrued as Part of  Estimated Annual Benefits     Fund Complex
(Position)             from Leland*        Fund Expenses*             Upon Retirement*       Paid to Directors*
---------------------  ------------  ---------------------------  -------------------------  ------------------
Walter R. Fatzinger,       N/A                   N/A                         N/A                    N/A
Jr.
(Director)

Leslie A. Nicholson        N/A                   N/A                         N/A                    N/A
(Director)


*  Based  on  estimated  amounts  for  the  current  fiscal  year.

                     INVESTMENT ADVISORY AND OTHER SERVICES

INVESTMENT  ADVISER

ASB Capital Management, Inc., a Maryland corporation, is the investment adviser to the Funds (as previously defined, the "Investment Adviser"). Pursuant to the Investment Management Agreement with Leland on behalf of the Funds, the Investment Adviser manages each Fund's investments in accordance with its stated policies and restrictions, subject to oversight by Leland's Board of Directors.

The Investment Adviser is a wholly owned subsidiary of Chevy Chase Bank, F.S.B. ("Chevy Chase Bank"). Personnel of the Investment Adviser may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the Funds, establishes procedures for personal investing and restricts certain transactions. The
Investment Adviser was established in 1983 and is one of the largest SEC-registered investment advisors headquartered in the greater Washington area. The Investment Adviser has a solid reputation as a skilled investment manager for institutional portfolios. It specializes in the management of corporate, public, endowment, foundation, and non-profit funds, with a primary focus on Taft-Hartley Funds. It offers equity and fixed-income products, as well as a proprietary real estate investment product and currently manages approximately $3 billion in institutional assets. The Investment Adviser's knowledgeable professionals handle each institution's needs with the personal care often afforded only to individual clients.

The Investment Management Agreement, which is dated [ ], 2000, will continue in effect for an initial two-year term, and thereafter from year to year so long as continuation is specifically approved at least annually by a vote of Leland's Board of Directors by vote of the shareholders of the Funds, and in either case by a majority of Disinterested Directors who have no direct or indirect financial interest in the Agreement. The agreement may be terminated as to a Fund at any time upon 60 days' prior written notice, without penalty, by either party, or by a majority vote of the outstanding shares of that Fund, and will terminate automatically upon assignment.

The Investment Management Agreement provides that the Investment Adviser will not be liable for any error of judgment or of law, or for any loss suffered by a Fund in connection with the matters to which such agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Investment Adviser's part in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under such agreement. The services of the Investment Adviser to the Funds under the Investment Management Agreement are not exclusive and it is free to render similar services to others.

For the investment management services furnished to the Funds, each Fund pays the Investment Adviser an annual investment management fee, accrued daily and payable monthly, of [ ]% of that Fund's average daily net assets.

The Investment Adviser and its affiliates may, from time to time, voluntarily waive or reimburse all or a part of a Fund's operating expenses. Expense reimbursements by the Investment Adviser or its affiliates will increase a Fund's total return. [Description of any such waiver/reimbursement to be added by amendment.]

ADMINISTRATOR

Pursuant to an Administration Agreement with Leland and the Investment Adviser, [ ] (the "Administrator") provides administrative services to the Funds. Administrative services furnished by the Administrator include, among others, maintaining and preserving the records of the Funds, including financial and corporate records, computing net asset value, dividends, performance data and financial information regarding the Funds, preparing reports, overseeing the preparation and filing with the SEC and state securities regulators of registration statements, notices, reports and other material required to be filed under applicable laws, developing and implementing procedures for monitoring compliance with regulatory requirements, providing routine accounting services, providing office facilities and clerical support as well as providing general oversight of other service providers. [Description of compensation of Administrator to be added by amendment.]

The Administration Agreement, which is dated [ ], 2000, will continue in effect for an initial two-year term, and thereafter from year to year so long as such continuation is specifically approved at least annually by a vote of Leland's Board of Directors, including a majority of Disinterested Directors who have no direct or indirect financial interest in the Agreement. Leland or the Administrator may terminate the Administration Agreement on 60 days' prior written notice without penalty. Termination by Leland may be by vote of Leland's Board of Directors, or a majority of the Disinterested Directors who have no direct or indirect financial interest in the Agreement, or by a majority of the outstanding voting securities of the Funds.

The Administration Agreement provides that the Administrator will not be liable for any error of judgment or of law, or for any loss suffered by a Fund in connection with the matters to which such agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Administrator's part in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under such agreement.

DISTRIBUTOR

The distributor of the Funds is [ ], [address] (the "Distributor"). Pursuant to a Distribution Agreement between Leland and the Distributor, the Distributor has the exclusive right to distribute shares of the Funds. The Distributor may enter into dealer or agency agreements with affiliates of the Investment Adviser and other firms for the sale of Funds shares. [Description of fees, if any, paid to the Distributor to be added by amendment.] From time to time and out of its own resources, the Investment Adviser or its affiliates may pay fees to broker-dealers or other persons for distribution or other services related to the Funds.

The Distribution Agreement with the Distributor will continue in effect only if such continuance is specifically approved at least annually by a vote of Leland's Board of Directors, including a majority of the Disinterested Directors who have no direct or indirect financial interest in the Agreement. The Agreement was approved by Leland's Board of Directors, including a majority of the Disinterested Directors who have no direct or indirect financial interest in the Agreement. The Funds may terminate the Distribution Agreement on 60 days' prior written notice without penalty. Termination by a Fund may be by vote of Leland's Board of Directors, or a majority of the Disinterested Directors who have no direct or indirect financial interest in the Agreement. The Agreement terminates automatically in the event of its "assignment" as defined in the 1940 Act.

SHAREHOLDER  SERVICING

Leland's Board of Directors has approved a Shareholder Servicing Plan ("Servicing Plan") pursuant to which each Fund may pay banks, broker-dealers or other financial institutions that have entered into a shareholder services agreement with Leland ("Servicing Agents") in connection with shareholder support services that they provide. Payments under the Servicing Plan will be calculated daily and paid monthly at an annual rate that may not exceed [ ]% of the average daily net assets of the applicable Fund. The shareholder services provided by the Servicing Agents pursuant to the Servicing Plan may include, among other services, providing general shareholder liaison services (including responding to shareholder inquiries), providing information on shareholder investments, establishing and maintaining shareholder accounts and records, and providing such other similar services as may be reasonably requested.

The Servicing Plan was approved by Leland's Board of Directors, including a majority of the Disinterested Directors who have no direct or indirect financial interest in the Plan or the Shareholder Services Agreement (described below). The Servicing Plan continues in effect as long as such continuance is specifically so approved at least annually. The Servicing Plan may be terminated by Leland with respect to a Fund by a vote of a majority of the Disinterested Directors who have no direct or indirect financial interest in the Plan or any agreements relating thereto.

Leland may enter into agreements with other service organizations, including broker-dealers and banks whose clients are shareholders of the Funds, to act as Servicing Agents and to perform shareholder support services with respect to such clients pursuant to the Servicing Plan.

Such Shareholder Services Agreements will continue in effect only if such continuance is specifically approved at least annually by a vote of Leland's Board of Directors, including a majority of the Disinterested Directors who have no direct or indirect financial interest in the Agreement. A Fund may terminate the Shareholder Services Agreement on 60 days' prior written notice without penalty. Termination by a Fund may be by vote of Leland's Board of Directors, or a majority of the Disinterested Directors who have no direct or indirect financial interest in the Agreement. The Agreement terminates automatically in the event of its "assignment" as defined in the 1940 Act.

Conflict of interest restrictions may apply to the receipt by Servicing Agents of compensation from Leland in connection with the investment of fiduciary assets in Fund shares. Servicing Agents, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the FDIC, and investment advisers and other money managers are urged to consult their legal advisers before investing such assets in Fund shares.

TRANSFER  AGENT  AND  CUSTODIAN

[ ] (the "Transfer Agent"), [address], serves as transfer and dividend disbursing agent for the Funds. For the services provided under the Transfer Agency and Dividend Disbursing Agency Agreement, which include furnishing periodic and year-end shareholder statements and confirmations of purchases and sales, reporting share ownership, aggregating, processing and recording purchases and redemptions of shares, processing dividend and distribution payments, forwarding shareholder communications such as proxies, shareholder reports, dividend notices and prospectuses to beneficial owners, receiving, tabulating and transmitting proxies executed by beneficial owners and sending year-end tax reporting to shareholders and the Internal Revenue Service, the Transfer Agent receives an annual fee, payable monthly, of [ ]% of each Fund's average daily net assets. The Transfer Agent is permitted to subcontract any or all of its functions with respect to all or any portion of the Funds' shareholders to one or more qualified sub-transfer agents or processing agents, which may be affiliates of the Transfer Agent, the Distributor, or broker-dealers authorized to sell shares of the Funds pursuant to a selling agreement with the Distributor. The Transfer Agent is permitted to compensate those agents for their services; however, that compensation may not increase the aggregate amount of payments by the Funds to the Transfer Agent.

Pursuant to a Custodian Agreement, [ ] (the "Custodian"), [address], acts as the custodian of the Funds' assets. The Custodian, among other things, maintains a custody account or accounts in the name of each Fund, receives and delivers all assets for each Fund upon purchase and upon sale or maturity, collects all income and other payments and distributions with respect to the assets of each Fund, and pays expenses of each Fund.

OTHER  EXPENSES

Each Fund pays the expenses of its operations, including the costs of shareholder and board meetings; the fees and expenses of blue sky and pricing services, independent auditors, counsel, the Custodian and the Transfer Agent; reports and notices to shareholders; the costs of calculating net asset value; brokerage commissions or transaction costs; taxes; interest; insurance premiums; Investment Company Institute dues; and the fees and expenses of qualifying that Fund and its shares for distribution under federal and state securities laws. In addition, each Fund pays for typesetting, printing and mailing proxy material, prospectuses, statements of additional information, notices and reports to existing shareholders, and the fees of the Disinterested Directors. Each Fund is also liable for such nonrecurring expenses as may arise, including costs of any litigation to which Leland may be a party, and any obligation it may have to indemnify Leland's officers and Directors with respect to any litigation.
Leland's expenses generally are allocated among the Funds on the basis of relative net assets at the time of allocation, except that expenses directly attributable to a particular Fund are charged to that Fund.

                              BROKERAGE ALLOCATION

The Investment Adviser places orders for the purchase and sale of assets with brokers and dealers selected by and in the discretion of the Investment Adviser. In placing orders for the Funds' portfolio transactions, the Investment Adviser seeks "best execution" (i.e., prompt and efficient execution at the most favorable prices).

Consistent with the policy of "best execution," orders for portfolio transactions are placed with broker-dealer firms giving consideration to the quality, quantity and nature of the firms' professional services which include execution, clearance procedures, reliability and other factors. In selecting among the firms believed to meet the criteria for handling a particular transaction, the Investment Adviser may give consideration to those firms that provide market, statistical and other research information to Leland and the Investment Adviser. In addition, the Funds may pay higher than the lowest available commission rates when the Investment Adviser believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker effecting the transaction, viewed in terms of either the particular transaction or the Investment Adviser's overall responsibilities with respect to accounts as to which it exercises investment discretion. Any research benefits derived are available for all clients. Because statistical and other research information is only supplementary to the Investment Adviser's research efforts and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to significantly reduce its expenses. In no event will a broker-dealer that is affiliated with the Investment Adviser receive brokerage commissions in recognition of research services provided to the Investment Adviser.

The Investment Adviser intends to employ broker-dealer affiliates of the Investment Adviser (collectively "Affiliated Brokers") to effect portfolio transactions for the Funds, provided certain conditions are satisfied. Payment of brokerage commissions to Affiliated Brokers is subject to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder, which require, among other things, that commissions for transactions on securities exchanges paid by a registered investment company to a broker which is an affiliated person of such investment company, or an affiliated person of another person so affiliated, not exceed the usual and customary brokers' commissions for such transactions. Leland's Board of Directors, including a majority of Disinterested Directors, has adopted procedures to ensure that commissions paid to affiliates of the Investment Adviser by the Funds satisfy the standards of Section 17(e) and Rule 17e-1. Certain transactions may be effected for a Funds by a broker-dealer affiliate of the Investment Adviser at no net cost to that Fund; however, the broker-dealer may be compensated by another broker-dealer in connection with such transaction for the order flow to the second broker-dealer. Receipt of such compensation will be subject to the Funds' procedures pursuant to Section 17(e) and Rule 17e-1.

The investment decisions for each Fund will be reached independently from those for other accounts, if any, managed by the Investment Adviser. On occasions when the Investment Adviser deems the purchase or sale of securities to be in the best interest of one or more clients of the Investment Adviser, the Investment Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be so sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Investment Adviser, in accordance with its policy for aggregation of orders, as in effect from time to time. In some cases this procedure may affect the size or price of the position obtainable for a Fund.

Purchases and sales of equity securities on exchanges are generally effected through brokers who charge commissions. In transactions on stock exchanges in the United States, these commissions generally are negotiated. In all cases, a Fund will attempt to negotiate best execution.

Purchases and sales of fixed income portfolio securities are generally effected as principal transactions. These securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There usually are no brokerage commissions paid for such purchases. Purchases from underwriters of portfolio securities include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers include the spread between the bid and ask prices. In the case of securities traded in the over-the-counter markets, there is generally no stated commission, but the price usually includes an undisclosed commission or markup.


                          DESCRIPTION OF CAPITAL SHARES

All shares of the Funds have equal voting rights and will be voted in the aggregate, and not by series, except where voting by series is required by law or where the matter involved affects only one series. There are no conversion or preemptive rights in connection with any shares. All shares of the Funds when duly issued will be fully paid and non-assessable. The rights of the holders of shares of each Fund may not be modified except by vote of the majority of the outstanding shares of such Fund. Certificates are not issued unless requested and are never issued for fractional shares. Fractional shares are liquidated when an account is closed.

Shares of each Fund have non-cumulative voting rights, which means that the holders of more than 50% of all series of Leland's shares voting for the election of the Directors can elect 100% of Leland's Directors if they wish to do so. In such event, the holders of the remaining less than 50% of Leland shares voting for the election of Directors will not be able to elect any person to the Board of Directors.

Leland is not required to hold a meeting of stockholders in any year in which the 1940 Act does not require a shareholder vote on a particular matter, such as election of Directors. Leland will hold a meeting of its shareholders for the purpose of voting on the question of removal of one or more Directors if requested in writing by the holders of at least 10% of Leland's outstanding voting securities, and will assist in communicating with its shareholders as required by Section 16(c) of the 1940 Act.

Shareholders are entitled to one vote for each full share held and fractional votes for fractional shares held. Unless otherwise provided by law or its Articles of Incorporation or Bylaws, Leland generally may take or authorize any extraordinary action upon the favorable vote of the holders of more than 50% of its outstanding shares or may take or authorize any routine action upon approval of a majority of the votes cast.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as Leland shall not be deemed to have been effectively acted upon unless approved by a majority of the outstanding voting securities, as defined in the 1940 Act, of the series or class of the Funds affected by the matter. Under Rule 18f-2, a series or class is presumed to be affected by a matter, unless the interests of each series or class in the matter are identical or the matter does not affect any interest of such series or class. Under Rule 18f-2 the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of its outstanding voting securities, as defined in the 1940 Act. However, the rule also provides that the ratification of independent public accountants, the approval of principal underwriting contracts and the election of directors may be effectively acted upon by the shareholders of Leland voting without regard to a Fund.

Each share of each Class of a Fund represents an equal proportional interest in the Fund with each other share of the same Class and is entitled to such dividends and distributions out of the income earned on the assets allocable to the Class as are declared in the discretion of the Board of Directors. In the event of the liquidation or dissolution of the Funds, shareholders of a Fund are entitled to receive the assets attributable to the Fund that are available for distribution, and a distribution of any general assets not attributable to a particular Fund that are available for distribution, in such manner and on such general basis as the Board of Directors may determine.

                         COMPUTATION OF NET ASSET VALUE


THE  EQUITY  AND  BOND  FUNDS

The price of a Fund's shares on any given day is its net asset value ("NAV") per share. NAV is calculated by Leland for each Fund on each day that the New York Stock Exchange (the "NYSE") is open for trading. Each Fund calculates its NAV every business day as of the close of trading on the NYSE (normally 4:00 p.m. Eastern Time). If the markets close early, the Funds may close early and may value their shares at an earlier time under these circumstances. Shares of the Funds will not be priced on days on which the NYSE is closed for trading. Currently, the NYSE is closed on weekends and New Year's Day, Dr. Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. When any holiday falls on a weekend, the NYSE typically is closed on the weekday immediately before or after such holiday.

Securities owned by a Fund for which market quotations are readily available are valued at current market value. Each Fund values its securities as follows. A security listed or traded on an exchange is valued at its last sale price (prior to the time as of which assets are valued) on the exchange where it is principally traded. Lacking any such sales on the day of valuation, the security is valued at the mean of the last bid and asked prices. All other securities for which over-the-counter market quotations are readily available generally are valued at the mean of the current bid and asked prices. When market quotations are not readily available, securities are valued at fair value as determined in good faith by the Board. Debt securities may be valued on the basis of valuations furnished by pricing services that utilize electronic data processing techniques to determine valuations for normal institutional-size trading units of debt securities, without regard to sale or bid prices, when such valuations are believed to more accurately reflect the fair market value of such securities. Debt obligations with remaining maturities of 60 days or less generally are valued at amortized cost. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period until maturity, regardless of the impact of fluctuating interest rates on the market value of the security.

THE  MONEY  MARKET  FUND

Net asset value per share for the shares of the Money Market Fund is determined as of 5:00 p.m. on each day such Fund is open for business. The Money Market Fund is open for business on each day the NYSE is open for trading. If the markets for the instruments and securities the Money Market Fund invests in close early, the Money Market Fund may close early and may value its shares at earlier times under these circumstances. Expenses and fees, including advisory fees, are accrued daily and are taken into account for the purpose of determining the net asset value of the Money Market Fund's shares.

The Money Market Fund uses the amortized cost method to determine the value of its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period until maturity, regardless of the impact of fluctuating interest rates on the market value of the security. While this method provides certainty in valuation, it may result in periods during which the value, as determined by amortized cost, is higher or lower than the price that the Money Market Fund would receive if the security were sold. During these periods the yield to a shareholder may differ somewhat from that which could be obtained from a similar fund that uses a method of valuation based upon market prices. Thus, during periods of declining interest rates, if the use of the amortized cost method resulted in a lower value of the Money Market Fund's portfolio on a particular day, a prospective investor in the Money Market Fund would be able to obtain a somewhat higher yield than would result from investment in a fund using solely market values, and existing Money Market Fund shareholders would receive correspondingly less income. The converse would apply during periods of rising interest rates.

Rule 2a-7 provides that in order to value its portfolio using the amortized cost method, a Fund must maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities (as defined in Rule 2a-7) of thirteen months or less and invest only in those high-quality securities that are determined by the Board of Directors to present minimal credit risks. The maturity of an instrument is generally deemed to be the period remaining until the date when the principal amount thereof is due or the date on which the instrument is to be redeemed. However, Rule 2a-7 provides that the maturity of an instrument may be deemed shorter in the case of certain instruments, including certain variable and floating rate instruments subject to demand features. Pursuant to Rule 2a-7, the Board is required to establish procedures designed to stabilize, to the extent reasonably possible, a Fund's price per share as computed for the purpose of sales and redemptions at $1.00.

Such procedures include review of the Fund's portfolio holdings by the Board of Directors, at such intervals as it may deem appropriate, to determine whether the Fund's net asset value calculated by using available market quotations deviates from $1.00 per share based on amortized cost. The extent of any deviation will be examined by the Board of Directors. If such deviation exceeds 1/2 of 1%, the Board will promptly consider what action, if any, will be initiated. In the event the Board determines that a deviation exists that may result in material dilution or other unfair results to investors or existing shareholders, the Board will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity, withholding dividends or establishing a net asset value per share by using available market quotations. It is the intention of the Money Market Fund to maintain a per share net asset value of $1.00, but there can be no assurance that the Money Market Fund will do so.

Instruments having variable or floating interest rates or demand features may be deemed to have remaining maturities as follows: (a) a government security with a variable rate of interest readjusted no less frequently than every thirteen months may be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate; (b) an instrument with a variable rate of interest, the principal amount of which is scheduled on the face of the instrument to be paid in thirteen months or less, may be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate; (c) an instrument with a variable rate of interest that is subject to a demand feature may be deemed to have a maturity equal to the longer of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand; (d) an instrument with a floating rate of interest that is subject to a demand feature may be deemed to have a maturity equal to the period remaining until the principal amount can be recovered through demand; and (e) a repurchase agreement may be deemed to have a maturity equal to the period remaining until the date on which the repurchase of the underlying securities is scheduled to occur or, where no date is specified but the agreement is subject to demand, the notice period applicable to a demand for the repurchase of the securities.


              DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS AND TAX STATUS

DIVIDENDS  AND  CAPITAL  GAINS  DISTRIBUTIONS

The Funds pay dividends periodically and make capital gains distributions annually. The Leland Equity Fund pays any dividends [period]. The Bond Funds and the Money Market Fund pay any dividends [period].

Distributions paid by a Fund are automatically reinvested to purchase new shares of the Funds. The new shares are purchased at NAV, generally on the day distributions are paid.

TAX  STATUS  OF  THE  FUNDS

Each Fund intends to qualify annually and to elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a regulated investment company, each Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash and cash items (including receivables), U.S.
Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies); and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and the excess of net short-term capital gains over net long-term capital losses) and its net tax-exempt interest income each taxable year, if any.

As a regulated investment company, each Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, that it distributes to shareholders. Each Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains. Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, each Fund must distribute during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses, as prescribed by the Code) for the one-year period ending on October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that was not distributed during those years. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. To prevent application of the excise tax, each Fund intends to make its distributions in accordance with the calendar year distribution requirement.

Dividends paid out of a Fund's investment company taxable income will be taxable to a U.S. shareholder as ordinary income. If a portion of a Fund's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Fund may be eligible for the corporate dividends-received deduction. Distributions of net capital gains, if any, designated as capital gain dividends are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund's shares, and are not eligible for the dividends-received deduction. Shareholders receiving distributions in the form of additional shares, rather than cash, generally will have a cost basis in each such share equal to the net asset value of a share of the Fund on the reinvestment date. Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a report as to the net asset value of those shares.

Investments by a Fund in zero coupon securities will result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (the "original issue discount") each year that the securities are held, even though the Fund receives no cash interest payments. This income is included in determining the amount of income which the Fund must distribute to maintain its status as a regulated investment company and to avoid the payment of federal income tax and the 4% excise tax.

Gain derived by a Fund from the disposition of any market discount bonds (i.e., bonds purchased other than at original issue, where the face value of the bonds exceeds their purchase price) held by the Fund will be taxed as ordinary income to the extent of the accrued market discount on the bonds, unless the Fund elects to include the market discount in income as it accrues.

The taxation of equity options and over-the-counter options on debt securities is governed by Code section 1234. Pursuant to Code section 1234, the premium received by a Fund for selling a put or call option is not included in income at the time of receipt. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss. If a call option written by a Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of such security and any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term depending upon the holding period of the security. With respect to a put or call option that is purchased by a Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term, depending upon the holding period of the option. If the option expires, the resulting loss is a capital loss and is long-term or short-term, depending upon the holding period of the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss.

Certain options and futures contracts in which a Fund may invest are "section 1256 contracts." Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses; however, foreign currency gains or losses (as discussed below) arising from certain section 1256 contracts may be treated as ordinary income or loss. Also, section 1256 contracts held by a Portfolio at the end of each taxable year (and, generally, for purposes of the 4% excise tax, on October 31 of each year) are "marked-to-market" (that is, treated as sold at fair market value), resulting in unrealized gains or losses being treated as though they were realized.

Generally, the hedging transactions undertaken by a Fund may result in "straddles" for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by a Fund. In addition, losses realized by a Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which the losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences to the Funds of engaging in hedging transactions are not entirely clear. Hedging transactions may increase the amount of short-term capital gain realized by the Funds which is taxed as ordinary income when distributed to shareholders.

Each Fund may make one or more of the elections available under the Code which are applicable to straddles. If a Fund makes any of the elections, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

Because the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which may be distributed to shareholders, and which will be taxed to them as ordinary income or long-term capital gain, may be increased or decreased as compared to a fund that did not engage in such hedging transactions.

Notwithstanding any of the foregoing, a Fund may recognize gain (but not loss) from a constructive sale of certain "appreciated financial positions" if the Fund enters into a short sale, offsetting notional principal contract or forward contract transaction with respect to the appreciated position or substantially identical property. Appreciated financial positions subject to this constructive sale treatment are interests (including options and forward contracts and short sales) in stock, partnership interests, certain actively traded trust instruments and certain debt instruments. Constructive sale treatment does not apply to certain transactions closed in the 90-day period ending with the 30th day after the close of the taxable year, if certain conditions are met.

Unless certain constructive sale rules (discussed more fully above) apply, a Fund will not realize gain or loss on a short sale of a security until it closes the transaction by delivering the borrowed security to the lender. Pursuant to Code Section 1233, all or a portion of any gain arising from a short sale may be treated as short-term capital gain, regardless of the period for which the Fund held the security used to close the short sale. In addition, the Fund's holding period of any security which is substantially identical to that which is sold short may be reduced or eliminated as a result of the short sale. Recent legislation, however, alters this treatment by treating certain short sales against the box and other transactions as a constructive sale of the underlying security held by the Fund, thereby requiring current recognition of gain, as described more fully above. Similarly, if a Fund enters into a short sale of property that becomes substantially worthless, the Fund will recognize gain at that time as though it had closed the short sale. Future Treasury regulations may apply similar treatment to other transactions with respect to property that becomes substantially worthless.

Upon the sale or other disposition of shares of a Fund, a shareholder may realize a capital gain or loss which will be long-term or short-term, generally depending upon the shareholder's holding period for the shares. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced (including shares acquired pursuant to a dividend reinvestment plan) within a period of 61 days beginning 30 days before and ending 30 days after disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on a disposition of Fund shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares.

Each Fund may be required to withhold U.S. federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability.

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. In many states, Fund distributions which are derived from interest on certain U.S. Government obligations are exempt from taxation. The tax consequences to a foreign shareholder of an investment in a Fund may be different from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.


                INDEPENDENT AUDITORS AND REPORTS TO SHAREHOLDERS

Leland's independent auditors, [ ], [address], audit and report on the Funds' annual financial statements, review certain regulatory reports and the Funds' federal income tax returns, and perform other professional accounting, auditing, tax and advisory services when engaged to do so by Leland. Shareholders will receive annual audited financial statements and semi-annual unaudited financial statements.

                 ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

SHARES  OF  THE  FUNDS  ARE  SOLD  ON  A  CONTINUOUS  BASIS  BY  THE DISTRIBUTOR

If Leland's Board of Directors determines that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing the relevant Fund's NAV per share. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences. An in-kind distribution of portfolio securities will be less liquid than cash. The shareholder may have difficulty in finding a buyer for portfolio securities received in payment for redeemed shares. Portfolio securities may decline in value between the time of receipt by the shareholder and conversion to cash. A redemption in-kind of a Fund's portfolio securities could result in a less diversified portfolio of investments for that Fund and could affect adversely the liquidity of that Fund's portfolio.

Leland may suspend redemption rights and postpone payments at times when trading on the NYSE is restricted, the NYSE is closed for any reason other than its customary weekend or holiday closings, emergency circumstances as determined by the SEC exist, or for such other circumstances as the SEC may permit.


                            PERFORMANCE CALCULATIONS

The Funds may advertise certain yield and total return information. Quotations of yield and total return reflect only the performance of a hypothetical investment in a Fund or class of shares during the particular time period shown. Yield and total return vary based on changes in the market conditions and the level of a Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

In connection with communicating its performance to current or prospective shareholders, these figures may also be compared to the performance of other mutual funds tracked by mutual fund rating services or to unmanaged indices which may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

Performance information for a Fund or Class of shares in a Fund may be useful in reviewing the performance of such Fund or Class of shares and for providing a basis for comparison with investment alternatives. The performance of a Fund and the performance of a Class of shares in a Fund, however, may not be comparable to the performance from investment alternatives because of differences in the foregoing variables and differences in the methods used to value portfolio securities, compute expenses and calculate performance.

Performance information may be advertised for non-standardized periods, including year-to-date and other periods less than a year.

AVERAGE  ANNUAL  TOTAL  RETURN

The Funds may advertise certain total return information. As and to the extent required by the SEC, an average annual compound rate of return ("T") is computed by using the redeemable value at the end of a specified period ("ERV") of a hypothetical initial investment ("P") over a period of years ("n") according to the following formula: P(1+T)/n/=ERV.

CUMULATIVE  TOTAL  RETURN

In addition to the above performance information, each Fund may also advertise the cumulative total return of the Fund. Cumulative total return is based on the overall percentage change in value of a hypothetical investment in the Fund, assuming all Fund dividends and capital gain distributions are reinvested, without reflecting the effect of any sales charge that would be paid by an investor, and is not annualized.

YIELD  CALCULATIONS

The  Funds  may,  from time to time, include their yields, tax-equivalent yields
(if applicable) and effective yields in advertisements or reports to shareholders or prospective investors. Quotations of yield for the Funds are based on the investment income per share earned during a particular seven-day or thirty-day period, less expenses accrued during a period ("net investment income") and are computed by dividing net investment income by the offering price per share on the last date of the period, according to the following formula:

                          YIELD = 2[(a - b + 1)/6/ -1]
                                 ---------------------

                                       Cd

where a = dividends and interest earned during the period, b =expenses accrued for the period (net of any reimbursements), c = the average daily number of shares outstanding during the period that were entitled to receive dividends, and d = the maximum offering price per share on the last day of the period.

EFFECTIVE  YIELD

Effective yields for the Funds are based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular seven-day (or thirty-day) period, less a pro-rata share of each Fund's expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized multiplying by 365/7 (or 365/30 for thirty-day yield), with the resulting yield figure carried to at least the nearest hundredth of one percent. "Effective yield" for the Funds assumes that all dividends received during the period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

          Effective Seven-Day Yield = [(Base Period Return +1)365/7]-1

From time to time and only to the extent the comparison is appropriate for a Fund or a Class of shares, Leland may quote the performance or price- earning ratio of a Fund or Class in advertising and other types of literature as compared to the performance of the S&P Index, the Dow Jones Industrial Average, the Lehman Brothers 20+ Treasury Index, the Lehman Brothers 5-7 Year Treasury Index, Real Estate Investment Averages (as reported by the National Association of Real Estate Investment Trusts), Gold Investment Averages (provided by World Gold Council), Bank Averages (which are calculated from figures supplied by the U.S. League of Savings Institutions based on effective annual rates of interest on both passbook and certificate accounts), average annualized certificate of deposit rates (from the Federal Reserve G-13 Statistical Releases or the Bank Rate Monitor), the Salomon One Year Treasury Benchmark Index, the Consumer Price Index (as published by the U.S. Bureau of Labor Statistics), other managed or unmanaged indices or performance data of bonds, municipal securities, stocks or government securities (including data provided by Ibbotson Associates), or by other services, companies, publications or persons who monitor mutual funds on overall performance or other criteria. The S&P Index and the Dow Jones Industrial Average are unmanaged indices of selected common stock prices. The performance of the Funds or a Class also may be compared to that of other mutual funds having similar objectives. This comparative performance could be expressed as a ranking prepared by Lipper Analytical Services, Inc., CDA Investment Technologies, Inc., Bloomberg Financial Markets or Morningstar, Inc., independent services which monitor the performance of mutual funds. The Funds' performance will be calculated by relating net asset value per share at the beginning of a stated period to the net asset value of the investment, assuming reinvestment of all gains distributions and dividends paid, at the end of the period. The Funds' comparative performance will be based on a comparison of yields, as described above, or total return, as reported by Lipper, Survey Publications or Morningstar, Inc.

Any such comparisons may be useful to investors who wish to compare past performance of the Funds or a Class with that of competitors. Of course, past performance cannot be a guarantee of future results. Leland also may include, from time to time, a reference to certain marketing approaches of the Distributor, including, for example, a reference to a potential shareholder being contacted by a selected broker or dealer. General mutual fund statistics provided by the Investment Company Institute may also be used.

Leland also may use the following information in advertisements and other types of literature, only to the extent the information is appropriate for the Fund:
(i) the Consumer Price Index may be used to assess the real rate of return from an investment in a Fund; (ii) other government statistics, including, but not limited to, The Survey of Current Business, may be used to illustrate investment attributes of a Fund or the general economic, business, investment, or financial environment in which a Fund operates; (iii) the effect of tax-deferred compounding on the investment returns of a Fund, or on returns in general, may be illustrated by graphs, charts, etc., where such graphs or charts would compare, at various points in time, the return from an investment in a Fund (or returns in general) on a tax-deferred basis (assuming reinvestment of capital gains and dividends and assuming one or more tax rates) with the return on a taxable basis; and (iv) the sectors or industries in which a Fund invests may be compared to relevant indices of stocks or surveys (e.g., S&P Industry Surveys) to evaluate a Fund's historical performance or current or potential value with respect to the particular industry or sector.

In addition, Leland also may use, in advertisements and other types of literature, information and statements showing that bank savings accounts offer a guaranteed return of principal and a fixed rate of interest, but no opportunity for capital growth. Leland also may include in advertising and other types of literature information and other data from reports and studies prepared by the Tax Foundation, including information regarding federal and state tax levels and the related "Tax Freedom Day."

Leland also may discuss in advertising and other types of literature that a Fund has been assigned a rating by an NRSRO, such as Standard & Poor's Corporation. Such rating would assess the creditworthiness of the investments held by the Fund. The assigned rating would not be a recommendation to purchase, sell or hold the Fund's shares since the rating would not comment on the market price of the Fund's shares or the suitability of the Fund for a particular investor. In addition, the assigned rating would be subject to change, suspension or withdrawal as a result of changes in, or unavailability of, information relating to the Fund or its investments. Leland may compare the Fund's performance with other investments which are assigned ratings by NRSROs. Any such comparisons may be useful to investors who wish to compare the Fund's past performance with other rated investments.

Leland also may discuss in advertising and other types of literature the features, terms and conditions of Chevy Chase Bank accounts through which investments in the Funds may be made via a "sweep" arrangement (the "Sweep Accounts"). Such advertisements and other literature may include, without limitation, discussions of such terms and conditions as the minimum deposit required to open a Sweep Account, a description of the yield earned on shares of the Funds through a Sweep Account, a description of any monthly or other service charge on a Sweep Account and any minimum required balance to waive such service charges, any overdraft protection plan offered in connection with a Sweep Account, a description of any ATM or check privileges offered in connection with a Sweep Account and any other terms, conditions, features or plans offered in connection with a Sweep Account. Such advertising or other literature may also include a discussion of the advantages of establishing and maintaining a Sweep Account, and may include statements from customers as to the reasons why such customers have established and maintained a Sweep Account.

Leland may disclose in advertising and other types of literature that investors can open and maintain Sweep Accounts over the Internet or through other electronic channels (collectively, "Electronic Channels"). Such advertising and other literature may discuss the investment options available to investors, including the types of accounts and any applicable fees. Advertising and other literature may disclose that Chevy Chase Bank may maintain Web sites, pages or other information sites accessible through Electronic Channels (an "Information Site") and may describe the contents and features of the Information Site and instruct investors on how to access the Information Site and open a Sweep
Account. Advertising and other literature may also disclose the procedures employed by Chevy Chase Bank to secure information provided by investors, including disclosure and discussion of the tools and services for accessing Electronic Channels. Such advertising or other literature may include discussions of the advantages of establishing and maintaining a Sweep Account through Electronic Channels and testimonials from Chevy Chase Bank customers or employees and may also include descriptions of locations where product demonstrations may occur.

Leland also may disclose in sales literature the distribution rate on the shares of a Fund. Distribution rate, which may be annualized, is the amount determined by dividing the dollar amount per share of the most recent dividend by the most recent NAV or maximum offering price per share as of a date specified in the sales literature. Distribution rate will be accompanied by the standard 30-day yield as required by the SEC.

                                                         APPENDIX

                                            RATINGS OF FIXED INCOME SECURITIES

DESCRIPTION  OF  MOODY'S  INVESTORS  SERVICE,  INC.'S  ("MOODY'S")  CORPORATE  RATINGS

Aaa  Bonds that are rated Aaa are judged to be of the best quality.  They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa   Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds.  They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in
     Aaa securities.

A    Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa  Bonds that are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured.  Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba   Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured.
     Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times over the future.  Uncertainty of position characterizes bonds in this class.

B    Bonds that are rated B generally lack characteristics of desirable investments.  Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa  Bonds that are rated Caa are of poor standing.  Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca   Bonds that are rated Ca represent obligations which are speculative in a high degree.  Such issues are often in default or have other marked shortcomings.

C
     Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

NOTE: Moody's may apply numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier I indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DESCRIPTION  OF  MOODY'S  COMMERCIAL  PAPER  RATINGS

The term "commercial paper" as used by Moody's means promissory obligations not having an original maturity in excess of nine months. Moody's makes no representations as to whether such commercial paper is by any other definition "commercial paper" or is exempt from registration under the Securities Act of 1933, as amended.

Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's makes no representation that such obligations are exempt from registration under the Securities Act of 1933, nor does it represent that any specific note is a valid obligation of a rated issuer or issued in conformity with any applicable law. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:

     -    Leading market positions in well established industries

     -    High rates of return on funds employed

     - Conservative capitalization structures with moderate reliance on debt and ample asset protection

     - Broad margins in earnings coverage of fixed financial charges and high internal cash generation

     - Well established access to a range of financial markets and assured sources of alternate liquidity

Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

If  an  issuer   represents  to  Moody's  that  its  commercial  paper
obligations are supported by the credit of another entity or entities, then the name or names of such supporting entity or entities are listed within parentheses beneath the name of the issuer, or there is a footnote referring the reader to another page for the name or names of the supporting entity or entities. In assigning ratings to such issuers, Moody's evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment. Moody's makes no representation and gives no opinion on the legal validity or enforceability of any support arrangement. You are cautioned to review with your counsel any questions regarding particular support arrangements.

DESCRIPTION  OF  MOODY'S  PREFERRED  STOCK  RATINGS

Because of the fundamental differences between preferred stocks and bonds, a variation of the bond rating symbols is being used in the quality ranking of preferred stocks. The symbols, presented below, are designed to avoid comparison with bond quality in absolute terms. It should always be borne in mind that preferred stocks occupy a junior position to bonds within a particular capital structure and that these securities are rated within the universe of preferred stocks.

Preferred  stock  rating  symbols  and  their  definitions  are  as  follows:

aaa     An issue  that is rated "aaa" is considered to be a top-quality preferred stock.  This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

aa      An issue that is rated "aa" is considered a high-grade preferred stock. This rating indicates that there is reasonable assurance that earnings and asset protection will remain relatively well maintained in the foreseeable future.

a       An issue that is rated "a" is considered to be an upper-medium grade preferred stock. While risks are judged to be somewhat greater than in the "aaa" and "aa" classifications, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

baa     An issue that is rated "baa" is considered to be medium grade, neither highly protected nor poorly secured.  Earnings and asset protection appear adequate at present but may be questionable over any great length of time.


                                      A-2

ba      An issue that is rated "ba" is considered to have speculative elements and its future cannot be considered well assured.  Earnings and asset protection may be very moderate and not well safeguarded during adverse periods.
        Uncertainty of position characterizes preferred stocks in this class.

b       An issue that is rated "b" generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.

caa     An issue that is rated "caa" is likely to be in arrears on dividend payments.  This rating designation  does not purport to indicate the future status of payments.

ca      An issue  that is rated "ca" is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payment.

c
        This is the lowest rated class of preferred or preference stock.  Issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.


NOTE: Moody's may apply numerical modifiers 1, 2 and 3 in each rating classification from "aa" through "b" in its preferred stock rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                           PART C.  OTHER INFORMATION

ITEM  23.  EXHIBITS

(a)     ARTICLES  OF  INCORPORATION:  To  be  filed  by  amendment.

(b)     BY-LAWS:  To  be  filed  by  amendment.

(c) INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS: To be filed by amendment.

(d)     INVESTMENT  ADVISORY  CONTRACTS:  To  be  filed  by  amendment.

(e)     UNDERWRITING  CONTRACTS:  To  be  filed  by  amendment.

(f)     BONUS  OR  PROFIT  SHARING  CONTRACTS:  Not  applicable.

(g)     CUSTODIAN  AGREEMENTS:  To  be  filed  by  amendment.

(h)     OTHER  MATERIAL  CONTRACTS:  To  be  filed  by  amendment.

(i)     LEGAL  OPINION:  To  be  filed  by  amendment.

(j)     OTHER  OPINIONS:  Not  applicable.

(k)     OMITTED  FINANCIAL  STATEMENTS:  Not  applicable.

(l)     INITIAL  CAPITAL  AGREEMENTS:  Not  applicable.

(m)     RULE  12b-1  PLAN:  Not  applicable.

(n)     FINANCIAL  DATA  SCHEDULE:  Not  applicable.

(o)     RULE  18f-3  PLAN:  To  be  filed  by  amendment.


ITEM  24.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND

Not  applicable.


ITEM  25.  INDEMNIFICATION

Section 2-418 of the General Corporation Law of Maryland empowers a corporation to indemnify directors and officers of the corporation under various circumstances as provided in such statute. A director or officer who has been successful on the merits or otherwise, in the defense of any proceeding, must be indemnified against reasonable expenses incurred by such person in connection with the proceeding. Reasonable expenses may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding, after a determination that the facts then known to those making the determination would not preclude indemnification under the statute, and following receipt by the corporation of a written affirmation by the person that his or her standard of conduct necessary for indemnification has been met and upon delivery of a written undertaking by or on behalf of the person to repay the amount advanced if it is ultimately determined that the standard of conduct has not been met.

Article VI of the Bylaws of Registrant contains indemnification provisions conforming to the above statute and to the provisions of Section 17 of the 1940 Act, as amended.

The Registrant and the directors and officers of Registrant obtained coverage under an Errors and Omissions insurance policy. The terms and conditions of the policy coverage conforms generally to the standard coverage available throughout the investment company industry. The coverage also applies to Registrant's investment manager and its members and employees.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions of Maryland law and Registrant's Articles of Incorporation and Bylaws, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  26.  BUSINESS  AND  OTHER  CONNECTIONS  OF  INVESTMENT  ADVISER

Information required by this item relative to ASB Capital Management, Inc., Investment Adviser to each of Registrant's separate series to be added by amendment.


ITEM  27.  PRINCIPAL  UNDERWRITERS

     (a)  To be identified by amendment.

     (b)  To be added by amendment.

     (c)  To be added by amendment.

ITEM  28.  LOCATION  OF  ACCOUNTS  AND  RECORDS

All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act and the Rules thereunder are maintained at the offices of the Registrant and the offices of the Registrant's Investment Adviser, 1101 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 20004.

ITEM  29.  MANAGEMENT  SERVICES

Not  applicable.

ITEM  30.  UNDERTAKINGS

Not  applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of Washington, the District of Columbia, on the 24th day of March, 2000.


                                   LELAND  FUNDS,  INC.


                                   By:  /s/  Walter  R.  Fatzinger,  Jr.
                                        --------------------------------
                                        Director


                                   By:  /s/  Leslie  A.  Nicholson
                                        --------------------------------
                                        Director



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form N-1A has been signed below by the following person in the capacities and on the dates indicated.

SIGNATURE:                             TITLE:                DATE:


/s/  Walter  R.  Fatzinger, Jr.       Director               March  24,  2000
------------------------------
Walter  R.  Fatzinger,  Jr.


/s/  Leslie  A.  Nicholson            Director               March  24,  2000
-----------------------------
Leslie  A.  Nicholson

                                  EXHIBIT INDEX